SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A. Report on review of interim financial information As of June 30, 2018

KPMG Auditores Independentes

August, 2018

KPDS 235521

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500, Fax +55 (11) 3940-1501

www.kpmg.com.br

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended June 30, 2018, which comprises the balance sheet as of June 30, 2018, the statements of profit or loss and comprehensive income for the three and six-month period then ended, changes in equity and cash flows for the six-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The individual and consolidated interim financial information related to the Statements of added value (DVA) for the six-month period ended June 30, 2018, prepared under the responsibility of the Company´s management, presented herein as supplementary information for IAS 34 purposes, have been subject to review procedures jointly performed with the review of the Company´s interim financial information - ITR. In order to form our conclusion, we assessed whether those statements are reconciled with the interim financial information and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement CPC 09 - Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that the statements of added value referred to above were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, August 7, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

3

Braskem S.A.

Quarterly Information (ITR) at

June 30, 2018

and Independent Auditors’ Report Review

Braskem S.A.

Balance sheet

at June 30, 2018

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Jun/2018	Dec/2017	Jun/2018	Dec/2017

Current assets
Cash and cash equivalents	3	5,149,873	3,775,093	3,175,305	1,953,056
Financial investments	4	2,055,906	2,302,672	2,013,250	1,833,320
Trade accounts receivable	5	3,306,114	3,281,196	1,505,662	1,824,740
Inventories	6	8,114,007	6,846,923	6,106,998	4,800,860
Taxes recoverable	8	911,871	1,349,064	590,786	830,152
Dividends and interest on capital	7	5,837	10,859	5,837	10,859
Prepaid expenses		140,935	134,337	96,270	105,255
Related parties	7(b)			25,960	30,478
Derivatives operations	16.2	16,224	3,793		3,793
Other receivables		296,205	288,391	210,573	232,532

		19,996,972	17,992,328	13,730,641	11,625,045

Non-current assets
Financial investments	4	10,242	10,336
Trade accounts receivable	5	37,321	37,496	2,026,567	1,336,229
Advances to suppliers	6	38,929	46,464	38,929	46,464
Taxes recoverable	8	1,055,695	1,023,633	1,055,631	1,023,245
Deferred income tax and social contribution	18(b)	1,976,537	1,165,726	654,561
Judicial deposits		255,673	289,737	243,822	278,006
Related parties	7(b)			18,961	16,053
Insurance claims		73,550	39,802	73,550	39,802
Derivatives operations	16.2	93,276	32,666
Other receivables		179,728	112,997	112,682	109,129
Investments	9	72,548	101,258	7,372,998	4,915,609
Property, plant and equipment	10	31,625,941	29,761,610	16,032,074	16,326,216
Intangible assets	11	2,739,662	2,727,497	2,500,548	2,501,503

		38,159,102	35,349,222	30,130,323	26,592,256

Total assets		58,156,074	53,341,550	43,860,964	38,217,301

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at June 30, 2018 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Jun/2018	Dec/2017	Jun/2018	Dec/2017

Current liabilities
Trade payables		8,257,968	5,265,670	912,427	1,198,842
Borrowings	12	1,118,936	1,184,781	593,686	382,304
Braskem Idesa borrowings	13	10,979,179	9,691,450
Debentures	14	27,510	27,183
Derivatives operations	16.2	104,746	6,875	104,746
Payroll and related charges		495,750	630,517	383,347	493,098
Taxes payable	17	1,049,785	1,261,204	827,161	774,391
Dividends		5,100	3,850	4,999	3,709
Advances from customers		201,239	353,222	58,395	187,304
Leniency agreement	20.3	276,399	257,347	219,391	202,892
Sundry provisions	19	108,802	178,676	81,970	125,130
Accounts payable to related parties	7(b)			975,358	783,181
Other payables		453,547	276,957	137,568	104,181

		23,078,961	19,137,732	4,299,048	4,255,032

Non-current liabilities
Trade payables		236,899	259,737	19,720,254	13,845,472
Borrowings	12	24,303,244	22,176,640	2,892,551	2,823,692
Debentures	14	276,540	286,141
Derivatives operations	16.2	205,127		205,127
Taxes payable	17	65,231	52,802	63,838	50,815
Accounts payable to related parties	7(b)			8,358,249	7,197,573
Loan to non-controlling shareholders of Braskem Idesa		2,127,583	1,756,600
Deferred income tax and social contribution	18(b)	267,227	940,079		715,938
Post-employment benefits		210,411	193,775	83,233	83,233
Provision for losses on subsidiaries				138,906	102,750
Contingencies	20	1,032,619	1,092,645	1,022,512	1,084,528
Leniency agreement	20.3	1,110,180	1,371,767	1,110,180	1,322,051
Sundry provisions	19	238,061	234,996	212,794	213,318
Other payables		155,469	148,286	4,682	5,048

		30,228,591	28,513,468	33,812,326	27,444,418

Shareholders' equity	22
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		2,445,898	3,945,898	2,445,898	3,945,898
Other comprehensive income		(6,537,210)	(5,653,880)	(6,537,210)	(5,653,880)
Treasury shares		(49,819)	(49,819)	(49,819)	(49,819)
Retained earnings		1,615,069		1,615,069

Total attributable to the Company's shareholders		5,749,590	6,517,851	5,749,590	6,517,851

Non-controlling interest in Subsidiaries		(901,068)	(827,501)

		4,848,522	5,690,350	5,749,590	6,517,851

Total liabilities and shareholders' equity		58,156,074	53,341,550	43,860,964	38,217,301

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2018

All amounts in thousands of reais

		Consolidated
Continued operations	Note	2Q2018	YTD2018	2Q2017	YTD2017

Net sales revenue	24	13,786,228	26,815,028	11,870,430	24,470,158
Cost of products sold		(10,503,537)	(20,830,669)	(9,046,164)	(17,981,335)

		3,282,691	5,984,359	2,824,266	6,488,823

Income (expenses)
Selling and distribution		(298,794)	(666,312)	(358,284)	(704,586)
General and administrative		(381,579)	(690,409)	(311,821)	(622,384)
Research and development		(46,750)	(85,676)	(38,483)	(72,145)
Results from equity investments	9(c)	(1,513)	(1,471)	10,642	22,851
Other income (expenses), net	25	(117,506)	(189,905)	185,123	107,152

		2,436,549	4,350,586	2,311,443	5,219,711

Financial results	26
Financial expenses		(757,130)	(1,428,075)	(820,578)	(1,656,087)
Financial income		151,822	255,787	151,550	316,530
Exchange rate variations, net		(1,536,379)	(1,456,394)	(8,431)	276,604

		(2,141,687)	(2,628,682)	(677,459)	(1,062,953)

Profit before income tax and social contribution		294,862	1,721,904	1,633,984	4,156,758

Current and deferred income tax and social contribution	18(a)	197,784	(78,236)	(491,563)	(1,108,963)

Profit for the period of continued operations		492,646	1,643,668	1,142,421	3,047,795

Discontinued operations results
Profit from discontinued operations					13,499
Current and deferred income tax and social contribution					(4,623)
					8,876

Profit for the period		492,646	1,643,668	1,142,421	3,056,671

Attributable to:
Company's shareholders		547,253	1,600,844	1,089,848	2,897,400
Non-controlling interest in Braskem Idesa		(54,607)	42,824	52,573	159,271

Profit for the period		492,646	1,643,668	1,142,421	3,056,671

                The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at June 30, 2018 All amounts in thousands of reais, except earnings or loss per share	Continued

		Parent company
Continued operations	Note	2Q2018	YTD2018	2Q2017	YTD2017

Net sales revenue	24	9,508,633	18,759,906	9,113,983	18,321,499
Cost of products sold		(7,823,420)	(15,749,160)	(7,170,196)	(14,369,362)

		1,685,213	3,010,746	1,943,787	3,952,137

Income (expenses)
Selling and distribution		(139,960)	(363,471)	(224,638)	(449,130)
General and administrative		(271,865)	(497,102)	(228,073)	(427,875)
Research and development		(29,641)	(55,320)	(26,670)	(49,961)
Results from equity investments	9(c)	618,459	1,454,337	404,481	1,573,361
Other income (expenses), net	25	(109,512)	(192,494)	172,450	94,887

		1,752,694	3,356,696	2,041,337	4,693,419

Financial results	26
Financial expenses		(435,734)	(783,486)	(548,302)	(1,107,714)
Financial income		98,194	185,924	136,930	288,022
Exchange rate variations, net		(1,024,704)	(1,289,896)	(198,128)	(411,403)

		(1,362,244)	(1,887,458)	(609,500)	(1,231,095)

Profit before income tax and social contribution		390,450	1,469,238	1,431,837	3,462,324

Current and deferred income tax and social contribution	18(a)	156,803	131,606	(341,989)	(573,800)

Profit for the period of continued operations		547,253	1,600,844	1,089,848	2,888,524

Discontinued operations results
Profit from discontinued operations					8,876

Profit for the period		547,253	1,600,844	1,089,848	2,897,400

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at June 30, 2018 All amounts in thousands of reais, except earnings or loss per share	Continued

		Consolidated
	Note	2Q2018	YTD2018	2Q2017	YTD2017

Profit for the period		492,646	1,643,668	1,142,421	3,056,671

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(291,904)	(231,905)	(36,411)	51,167
Income tax and social contribution		99,859	82,247	12,821	(15,650)
Fair value of cash flow hedge from jointly-controlled		1,861	2,547	3,168	3,762
		(190,184)	(147,111)	(20,422)	39,279

Exchange variation of foreign sales hedge	16.3(a.i)	(2,952,710)	(3,040,403)	(711,317)	(230,507)
Sales Hedge - transfer to profit or loss	16.3(a.i)	265,759	513,112	249,722	498,962
Income tax and social contribution on exchange variation		913,563	859,279	156,942	(91,275)
Exchange variation of foreign sales hedge - Braskem Idesa	16.3(a.ii)	(807,076)	(112,966)	496,071	1,403,603
Sales Hedge - transfer to profit or loss - Braskem Idesa	16.3(a.ii)	59,371	106,305	42,992	73,910
Income tax on exchange variation - Braskem Idesa		224,311	1,998	(161,719)	(443,254)
		(2,296,782)	(1,672,675)	72,691	1,211,439

Foreign subsidiaries currency translation adjustment		1,004,884	834,289	10,846	(288,565)

Total		(1,482,082)	(985,497)	63,115	962,153

Total comprehensive income for the period		(989,436)	658,171	1,205,536	4,018,824

Attributable to:
Company's shareholders		(740,543)	730,342	1,121,975	3,706,792
Non-controlling interest in Braskem Idesa		(248,893)	(72,171)	83,561	312,032

Total comprehensive income for the period		(989,436)	658,171	1,205,536	4,018,824

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at June 30, 2018 All amounts in thousands of reais, except earnings or loss per share	Continued

		Parent company
	Note	2Q2018	YTD2018	2Q2017	YTD2017

Profit for the period		547,253	1,600,844	1,089,848	2,897,400

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(307,180)	(316,880)	(47,451)	7,494
Income tax and social contribution		104,441	107,739	16,133	(2,548)
Fair value of cash flow hedge - Braskem Idesa		11,457	63,731	8,280	32,754
Income tax and social contribution		(3,437)	(19,119)	(2,484)	(9,826)
Fair value of cash flow hedge from jointly-controlled		1,861	2,547	3,168	3,762
		(192,858)	(161,982)	(22,354)	31,636

Exchange variation of foreign sales hedge	16.3(a.i)	(2,952,710)	(3,040,403)	(711,317)	(230,507)
Sales Hedge - transfer to profit or loss	16.3(a.i)	265,759	513,112	249,722	498,962
Income tax and social contribution on exchange variation		913,563	859,279	156,942	(91,275)
Exchange variation of foreign sales hedge - Braskem Idesa	16.3(a.ii)	(605,308)	(84,725)	372,053	1,052,702
Sales Hedge - transfer to profit or loss - Braskem Idesa	16.3(a.ii)	44,529	79,729	32,244	55,432
Income tax on exchange variation - Braskem Idesa		168,234	1,499	(121,289)	(332,440)
		(2,165,933)	(1,671,509)	(21,645)	952,874

Foreign subsidiaries currency translation adjustment		1,070,995	962,989	76,126	(175,118)

Total		(1,287,796)	(870,502)	32,127	809,392

Total comprehensive income for the period		(740,543)	730,342	1,121,975	3,706,792

					Parent company
				YTD2018	YTD2017
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period	23
(expressed in reais)
Earnings per share - common				2.0121	3.6309
Earnings per share - preferred shares class "A"				2.0121	3.6309
Earnings per share - preferred shares class "B"				0.5768	0.6069

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Consolidated
		Attributed to shareholders' interest
				Revenue reserves							Total	Non-
							Additional	Other		Retained	Braskem	controlling	Total
			Capital	Legal	Tax	Retention	dividends	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	income	shares	earnings	interest	subsidiaries	equity

At December 31, 2016		8,043,222	232,430	229,992		604,624		(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

Comprehensive income for the period:
Profit for the period										2,897,400	2,897,400	159,271	3,056,671
Exchange variation of foreign sales hedge, net of taxes								952,874			952,874	258,565	1,211,439
Fair value of cash flow hedge, net of taxes								31,636			31,636	7,643	39,279
Foreign subsidiaries currency translation adjustment								(175,118)			(175,118)	(113,447)	(288,565)
								809,392		2,897,400	3,706,792	312,032	4,018,824

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(13,488)		13,488
Realization of deemed cost of jointly-controlled investment, net of taxes								(482)		482
								(13,970)		13,970
Contributions to shareholders:
Lapsed dividends										482	482		482
										482	482		482

At June 30, 2017		8,043,222	232,430	229,992		604,624		(5,526,437)	(49,819)	2,911,852	6,445,864	(705,848)	5,740,016

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)	(49,819)		6,517,851	(827,501)	5,690,350

Comprehensive income for the period:
Profit for the period										1,600,844	1,600,844	42,824	1,643,668
Exchange variation of foreign sales hedge, net of taxes								(1,671,509)			(1,671,509)	(1,166)	(1,672,675)
Fair value of cash flow hedge, net of taxes								(161,982)			(161,982)	14,871	(147,111)
Foreign currency translation adjustment								962,989			962,989	(128,700)	834,289
								(870,502)		1,600,844	730,342	(72,171)	658,171

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(13,358)		13,358
Realization of deemed cost of jointly-controlled investment, net of taxes								(481)		481
Actuarial gains from post-employment benefits of subsidiaries, net of taxes								111			111		111
Long-term incentive plan, net of taxes	21							1,590			1,590		1,590
Fair value adjustments of trade accounts receivable								(690)			(690)		(690)
								(12,828)		13,839	1,011		1,011

Contributions to shareholders:
Lapsed dividends										460	460		460
Additional dividends approved in the board meeting	22(b)						(1,500,000)			(74)	(1,500,074)	(1,396)	(1,501,470)
							(1,500,000)			386	(1,499,614)	(1,396)	(1,501,010)
At June 30, 2018		8,043,222	232,430	434,142	71,745	1,940,011		(6,537,210)	(49,819)	1,615,069	5,749,590	(901,068)	4,848,522

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Parent Company
				Revenue reserves
							Additional	Other			Total
			Capital	Legal	Tax	Retention	dividends	comprehensive	Treasury	Retained	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	income	shares	earnings	equity

At December 31, 2016		8,043,222	232,430	229,992		604,624		(6,321,859)	(927)		2,787,482

Comprehensive income for the period:
Profit for the period										2,897,400	2,897,400
Exchange variation of foreign sales hedge, net of taxes								952,874			952,874
Fair value of cash flow hedge, net of taxes								31,636			31,636
Foreign subsidiaries currency translation adjustment								(175,118)			(175,118)
								809,392		2,897,400	3,706,792

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(13,488)		13,488
Realization of deemed cost of jointly-controlled investment, net of taxes								(482)		482
								(13,970)		13,970
Contributions to shareholders:
Lapsed dividends										482	482
										482	482

At June 30, 2017		8,043,222	232,430	229,992		604,624		(5,526,437)	(927)	2,911,852	6,494,756

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)	(49,819)		6,517,851

Comprehensive income for the period:
Profit for the period										1,600,844	1,600,844
Exchange variation of foreign sales hedge, net of taxes								(1,671,509)			(1,671,509)
Fair value of cash flow hedge, net of taxes								(161,982)			(161,982)
Foreign currency translation adjustment								962,989			962,989
								(870,502)		1,600,844	730,342

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes								(13,358)		13,358
Realization of additional property, plant and equipment price-level restatement, net of taxes								(481)		481
Actuarial gains from post-employment benefits of subsidiaries, net of taxes								111			111
Long-term incentive plan, net of taxes	21							1,590			1,590
Fair value adjustments of trade accounts receivable								(690)			(690)
								(12,828)		13,839	1,011

Contributions to shareholders:
Lapsed dividends										460	460
Additional dividends approved in the board meeting	22(b)						(1,500,000)			(74)	(1,500,074)
							(1,500,000)			386	(1,499,614)

At June 30, 2018		8,043,222	232,430	434,142	71,745	1,940,011		(6,537,210)	(49,819)	1,615,069	5,749,590

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at June 30, 2018

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Jun/2018	Jun/2017	Jun/2018	Jun/2017
Profit before income tax and social contribution and for the result with discontinued operations		1,721,904	4,156,758	1,469,238	3,462,324

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		1,460,858	1,424,202	969,526	921,386
Results from equity investments	9(c)	1,471	(22,851)	(1,454,337)	(1,573,361)
Interest and monetary and exchange variations, net		4,131,828	1,292,218	1,277,504	1,282,308
Gain from divestment in subsidiary			(276,816)		(276,366)
Provision for losses and write-offs of long-lived assets		50,478	25,730	45,593	19,535

		7,366,539	6,599,241	2,307,524	3,835,826

Changes in operating working capital
Trade accounts receivable		(26,617)	(820,306)	(370,896)	(1,102,601)
Inventories		(1,212,872)	(663,855)	(1,270,813)	(174,709)
Taxes recoverable		965,873	184,040	448,384	185,809
Prepaid expenses		(6,598)	(102,697)	8,985	(48,982)
Other receivables		(138,010)	(46,675)	(33,522)	140,474
Trade payables		1,270,625	(1,346,034)	3,889,533	1,521,780
Taxes payable		(818,305)	(177,213)	(206,900)	(26,184)
Advances from customers		(151,983)	(71,718)	(128,909)	5,917
Leniency agreement		(330,006)	(607,358)	(267,985)	(206,460)
Sundry provisions		(126,835)	(2,516)	(105,700)	(8,545)
Other payables		443,073	(227,315)	(76,733)	(296,579)

Cash from operations		7,234,884	2,717,594	4,192,968	3,825,746

Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)		332,006	(1,430,383)	(111,985)	(1,447,486)

Cash generated from operations and handling of financial investments		7,566,890	1,287,211	4,080,983	2,378,260

Interest paid		(878,134)	(1,024,942)	(134,418)	(366,823)
Income tax and social contribution paid		(560,742)	(602,278)	(241,404)	(299,376)

Net cash generated by operating activities		6,128,014	(340,009)	3,705,161	1,712,061

Proceeds from the sale of fixed assets		1,184	1,468	1,100	1,255
Funds received on the sale of investments	1(a)	81,000	450,000	81,000	449,550
Funds received in the investments' capital reduction		2,254		2,254
Acquisitions of property, plant and equipment and intangible assets		(1,145,358)	(755,063)	(689,161)	(501,396)
Premuim in the dollar put option		(2,167)	(9,771)	(2,167)	(9,771)

Net cash used in investing activities		(1,063,087)	(313,366)	(606,974)	(60,362)

Short-term and Long-term debit
Obtained		2,303,053	1,486,963	1,975,132	1,486,963
Payments		(3,837,361)	(1,513,356)	(2,057,681)	(1,101,584)
Braskem Idesa borrowings
Obtained			187,959
Payments		(371,199)	(448,525)
Related parties
Obtained				334	87,067
Payments				(295,401)	(2,969,803)
Dividends paid		(1,499,776)	(41)	(1,498,322)	(41)

Net cash provided by financing activities		(3,405,283)	(287,000)	(1,875,938)	(2,497,398)

Exchange variation on cash of foreign subsidiaries		(284,864)	(50,039)

Increase (decrease) in cash and cash equivalents		1,374,780	(990,414)	1,222,249	(845,699)

Represented by
Cash and cash equivalents at the beginning of the period		3,775,093	6,701,864	1,953,056	3,561,431
Cash and cash equivalents at the end of the period		5,149,873	5,711,450	3,175,305	2,715,732

Increase (decrease) in cash and cash equivalents		1,374,780	(990,414)	1,222,249	(845,699)

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at June 30, 2018

All amounts in thousands of reais

	Consolidated		Parent company
	Jun/2018	Jun/2017	Jun/2018	Jun/2017

Revenue	31,865,576	28,908,199	23,705,887	22,829,462
Sale of goods, products and services	31,719,982	28,643,780	23,632,357	22,605,553
Other income (expenses), net	52,310	261,729	(20,925)	221,528
Allowance for doubtful accounts	93,284	2,690	94,455	2,381
Inputs acquired from third parties	(23,808,898)	(20,198,975)	(18,854,129)	(16,912,801)
Cost of products, goods and services sold	(22,668,788)	(19,217,807)	(18,025,680)	(16,173,930)
Material, energy, outsourced services and others	(1,109,729)	(964,070)	(815,031)	(721,948)
Impairment of assets	(30,381)	(17,098)	(13,418)	(16,923)
Gross value added	8,056,678	8,709,224	4,851,758	5,916,661

Depreciation, amortization and depletion	(1,460,858)	(1,424,202)	(969,526)	(921,386)

Net value added produced by the entity	6,595,820	7,285,022	3,882,232	4,995,275

Value added received in transfer	254,354	348,282	1,640,299	1,870,284
Results from equity investments	(1,471)	31,727	1,454,337	1,582,237
Financial income	255,787	316,530	185,924	288,022
Other	38	25	38	25

Total value added to distribute	6,850,174	7,633,304	5,522,531	6,865,559

Personnel	752,250	679,581	532,421	481,802
Direct compensation	602,135	550,942	414,871	381,901
Benefits	118,318	98,014	84,798	68,577
FGTS (Government Severance Pay Fund)	31,797	30,625	32,752	31,324

Taxes, fees and contribuitions	1,441,418	2,398,190	1,210,555	1,869,218
Federal	789,885	1,424,171	575,764	933,795
State	623,059	960,432	623,059	926,121
Municipal	28,474	13,587	11,732	9,302

Remuneration on third parties' capital	3,012,838	1,498,862	2,178,711	1,617,139
Financial expenses (including exchange variation)	2,878,229	1,370,715	2,069,633	1,512,694
Rentals	134,609	128,147	109,078	104,445

Remuneration on own capital	1,643,668	3,056,671	1,600,844	2,897,400
Profit for the period	1,600,844	2,888,524	1,600,844	2,888,524
Non-controlling interest in Braskem Idesa	42,824	159,271
Discontinued operations results		8,876		8,876

Value added distributed	6,850,174	7,633,304	5,522,531	6,865,559

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

As per the Material Fact notice disclosed on June 15, 2018, the Company was informed by Odebrecht, its controlling shareholder, of the start of negotiations with LyondellBasell, public company with registered office in Rotterdam, about a possible transaction involving the transfer of the entire interest held by Odebrecht in Braskem to LyondellBasell.

(a)       Significant operating events impacting these Quarterly Information

(a.i)     In April 2018, the Company received the amount of R$81,000 monetarily corrected related to the outstanding balance of the R$100 million provided for in the sale made of the subsidiaries Quantiq Distribuidora Ltda and IQAG Armazéns Gerais Ltda, in 2017. The difference between the restated amount provided for and the amount received was recognized in the second quarter of 2018 in the line “Other income (expenses), net,” in the amount of R$19,558, resulting from the adjustment envisaged in the agreement.

(a.ii)    Because of the logistics constraints caused by the truck drivers’ strike, the Company’s operations in Brazil registered a slight reduction in production. The reduction occurred from May 20, 2018, and early June 2018, when the strike began to wind down. The Company remains committed to recovering as much as possible the effects from the strike during the entire second half of 2018.

(b)               Net Working Capital

On June 30, 2018, in compliance with CPC 26 and its corresponding IAS 1 (Presentation of Financial Statements), the subsidiary Braskem Idesa maintained as current liabilities its financial obligations whose original maturities were long term. This reclassification derives from non-compliance with certain contractual covenants for which, provided for in the financing agreement of Braskem Idesa (Note 13). Consequently, the consolidated net working capital was negative R$3,081,989.

Note that Braskem Idesa has been settling all its obligations in accordance with the original debt and no creditor has requested or indicated the intention to request the immediate reimbursement of said obligations or the acceleration of debt repayment. Without the aforementioned reclassification, consolidated net working capital was positive R$6,956,098.

(c)               Risk management

In May 2018, the Company, in keeping with its commitment to ensuring its financial liquidity, contracted an international revolving credit facility in the amount of US$1 billion, which expires in 2023. Because of the Company’s credit quality, the credit facility may be tapped without restriction or in the event of any deterioration in the macroeconomic scenario.

The two facilities held by the Company until then in the amounts of R$750 million with expiration in December 2019 and of R$500 million with expiration in September 2019 were cancelled.

As of June 30, 2018, this new line had not been used.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

2.                       Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2017, except the changes to accounting policies described in Note 2.2.1.

2.1.                 Long-term incentive plan (“LTI Plan”)

The LTI Plan, approved in March 2018 (Note 21(a)), is booked in accordance with “CPC10/IFRS 2- Share-based Payment,” according to which the organization must to calculate the value of equity instruments granted based on their fair value on the grant date. Such cost is recognized during the vesting period for the acquisition of the right to exercise the instruments.

In view of the characteristics of the LTI Plan, the aggregate amount to be booked as an expense, with a corresponding adjustment to shareholders' equity, is determined based on the fair value of the options granted on the grant date. The fulfillment of the vesting condition is incorporated into the assumptions of the number of shares expected to be granted. At the end of each period, the Company revises its estimates of the number of shares expected to be delivered after the vesting period.

Expired the vesting period, the Company grants the shares held in treasury to the beneficiaries.

2.2.                 Basis of preparation

This Quarterly Information includes the six-month period ended June 30, 2018 and should be read together with the financial statements of Braskem as of December 31, 2017, which were prepared and presented (i) in the consolidated, in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and (ii) in the Parent Company, in accordance with the accounting practices adopted in Brazil, in compliance with Federal Law 6,404/76, including amendments, and with the standards issued by CPC.

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2017 financial statements.

Issue of these financial statements was authorized by the Executive Board on August 7, 2018.

2.2.1.      Changes to the main accounting policies

Except as described below, the accounting policies applied to this Quarterly Financial Information are the same as those applied to the consolidated financial statements of the Company for the fiscal year ended December 31, 2017.

These changes in accounting policies also will be reflected in the consolidated financial statements of the Company for the fiscal year ending December 31, 2018.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

The Company adopted “CPC 47 / IFRS 15 – Revenue from Contracts with Customers” and “CPC 48/ IFRS 9 – Financial Instruments” as from January 1, 2018.

The effect from the adoption of these standards is attributed mainly to the following: (i) presentation of variable considerations (bonuses) deducted directly from gross sales revenue (Note 24); (ii) replacement of the “incurred loss” model for the prospective model of “expected credit losses.” (Note 5); (iii) change in the classification and measurement of financial assets (Note 16); and (iv) change in the accounting of operations involving dollar put and call options designated for hedge accounting (Note 16.2.1.a).

As described in Note 2.3 to the financial statements dated December 31, 2017, the Company identified a performance obligation in its sales associated with freight contracts for product deliveries. The Company concluded that there is no material effect on its financial statements for recording this performance obligation separately from the performance obligation associated with product deliveries.

2.2.2.      Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

All relevant information pertaining exclusively to these interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

2.2.3.      Consolidated quarterly information

The consolidated Quarterly Information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

		Total and voting interest - %
		Headquarters	Jun/2018	Dec/2017
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(i)	Austria	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.66	63.66
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.66	63.66
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00

(i)         Dissolved in June 2018.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

2.3.                 Foreign and functional currency

The information on functional and foreign currency was presented in the 2017 annual financial statements of the Company, in Note 2.2.

Exchange variation effects

The main effects from exchange variation in this Quarterly Information are shown below:

	Final rate			Average rate for period ended
	Jun/2018	Dec/2017	Variation	Jun/2018	Jun/2017	Variation
U.S. dollar - Brazilizan real	3.8558	3.3080	16.56%	3.4274	3.1807	7.76%
U.S. dollar - Mexican peso	19.6576	19.6890	-0.16%	19.0851	19.4478	-1.87%
U.S. dollar - Euro	0.8562	0.8464	1.16%	0.8262	0.9239	-10.57%

3.                       Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2017 annual financial statements of the Company, in Note 6.

		Consolidated
		Jun/2018	Dec/2017

Cash and banks	(i)	1,982,170	1,428,766
Cash equivalents:
Domestic market		1,906,703	1,706,784
Foreign market	(i)	1,261,000	639,543
Total		5,149,873	3,775,093

(i)         On June 30, 2018, it includes cash and banks of R$427,852 (R$247,285 on December 31, 2017) and cash equivalents of R$307,332 (R$47,400 on December 31, 2017) of the subsidiary Braskem Idesa, available for its exclusive use.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

4.                       Financial investments

The information on financial investments was presented in the 2017 annual financial statements of the Company, in Note 7.

		Consolidated
		Jun/2018	Dec/2017
Amortized cost
Time deposit investments			440,616
Fair value through profit or loss
Time deposit investments		49,721	15,764
Letras financeiras do tesouro - LFT's and Letras Financeiras - LF's	(i)	1,963,112	1,816,889
Restricted funds investments	(ii)	12,310	12,404
Other		41,005	27,335
Total		2,066,148	2,313,008

Current assets		2,055,906	2,302,672
Current liabilities		10,242	10,336
Total		2,066,148	2,313,008

(i)    Refers to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have maturity above three months, immediate liquidity on the secondary market and Management expects them to be realized in the short term.

(ii)   Restricted funds represent bank deposits with yields of approximately 100% of the Interbank Deposit Rate (“CDI”), and their use is related to the fulfillment of the contractual obligations of the debentures.

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2017 annual financial statements of the Company, in Note 8.

		Consolidated		Parent Company
		Jun/2018	Dec/2017	Jun/2018	Dec/2017
Customers
Domestic market		1,107,989	1,459,623	1,182,707	1,521,082
Foreign market		2,492,187	2,209,094	2,592,763	1,977,584
Allowance for doubtful accounts	(i)	(256,741)	(350,025)	(243,241)	(337,697)
Total		3,343,435	3,318,692	3,532,229	3,160,969

Current assets		3,306,114	3,281,196	1,505,662	1,824,740
Non-current assets		37,321	37,496	2,026,567	1,336,229
Total		3,343,435	3,318,692	3,532,229	3,160,969

(i)                  As disclosed in Note 2.3 to the annual financial statements for 2017, CPC48 / IFRS 9 substituted, as from January 1, 2018, the “incurred losses” model of CPC 38 / IAS 39 with a prospective model of “expected credit losses,” which requires greater judgment of how the changes in economic factors affect the expected credit losses, which are determined based on the following stages:

Stage 1 – when the securities are still performing, expected credit losses were calculated based on the actual experience of credit loss (write-off) over the last five years, segregating customers in accordance with their Operating Risk.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

Stage 2 – when there is deterioration in the credit risk of the customer since the initial recognition. The Company considered as deterioration of credit risk any credits that were renegotiated and that must be collected in court, regardless of their maturity.

Stage 3 – includes financial assets that have objective evidence of impairment. The trigger for evidence of impairment is an unprecedented delay superior to ninety days.

The following table shows the Company’s expected credit loss for each stage:

				Jun/2018
			Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts

Stage 1	Performing	Operation risk 1	No risk	2,368,398
		Operation risk 2	No risk	553,643
		Operation risk 3	0.27%	293,551	911
		Operation risk 4	0.63%	123,111	980
		Operation risk 5	100%	48	48
				3,338,751	1,939

Stage 2	Significant Increase in Loss Risk	1º Renegotiation < 24 months	12% ou 100%	6,806	1,186
		2º Renegotiation or > 24 months	91% ou 100%	24,794	24,763
		Legal	100%	172,836	172,836
				204,436	198,785

Stage 3	No payment performance (Indicative of impairment)	Between 90 and 180 days	50% ou 100%	3,129	2,157
		Above 180 days	100%	53,860	53,860
				56,989	56,017

Total				3,600,176	256,741

6.                       Inventories

The information on inventories was presented in the 2017 annual financial statements of the Company, in Note 9.

	Consolidated		Parent company
	Jun/2018	Dec/2017	Jun/2018	Dec/2017

Finished goods	4,840,258	4,255,114	3,396,185	2,785,179
Raw materials, production inputs and packaging	2,574,170	1,715,757	2,325,442	1,549,001
Maintenance materials	423,200	365,803	173,227	165,073
Advances to suppliers	285,518	482,043	221,283	273,401
Imports in transit and other	29,790	74,670	29,790	74,670
Total	8,152,936	6,893,387	6,145,927	4,847,324

Current assets	8,114,007	6,846,923	6,106,998	4,800,860
Non-current assets	38,929	46,464	38,929	46,464
Total	8,152,936	6,893,387	6,145,927	4,847,324

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

7.                  Related parties

The information concerning related parties was presented in the 2017 annual financial statements of the Company, in Note 10.

(a)               Consolidated

								Consolidated
	Balances at June 30, 2018				Balances at December 31, 2017
	Associated companies, Jointly-controlled investment and Related companies				Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and				Odebrecht and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
Balance sheet	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	12,176	31,541	29,175	72,892	7,634	45,184	60,502	113,320
Inventories	172,303			172,303	250,904	118		251,022
Dividends and interest on capital			5,837	5,837			10,859	10,859
Total assets	184,479	31,541	35,012	251,032	258,538	45,302	71,361	375,201

Liabilities
Current
Trade payables	11,900	86,429	1,229	99,558	21,530	149,058	700	171,288
Other					2,338	562	7,591	10,491
Total liabilities	11,900	86,429	1,229	99,558	23,868	149,620	8,291	181,779

	Six-month period ended June 30, 2018				Six-month period ended June 30, 2017
	Associated companies, Jointly-controlled investment and Related companies				Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and				Odebrecht and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total
Transactions
Sales of products		579,159	318,985	898,144	25,008	833,004	323,616	1,181,628
Purchases of raw materials, finished goods
services and utilities	167,309	6,283,603	3,931	6,454,843	403,618	6,691,063	2,657	7,097,338
Financial income (expenses)	1,493	(47)		1,446	4,929	(36,110)		(31,181)
General and administrative expenses
Post-employment benefits plan
Odebrecht Previdência Privada ("Odeprev")			15,368	15,368			11,026	11,026

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(b)              Parent Company

	Balances at June 30, 2018
	Associated companies, Jointly-controlled investment and associated companies						Related companies			EPE
							Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and
Balance sheet	Inc.	Holanda	Holanda Inc	America	Argentina	Other	and associates	subsidiaries	Other	FIM Júpiter	Total
Assets
Current
Cash and equivalents										1,433,322	1,433,322
Financial investments										1,963,111	1,963,111
Trade accounts receivable				20,235	156,207	43,654	12,176	31,541			263,813
Inventories							172,303				172,303
Dividends and interest on capital						5,837					5,837
Related parties	192	55		487	1	25,225					25,960

Non-current
Trade accounts receivable		1,990,507									1,990,507
Related parties
Loan agreements	18,018					943					18,961
Total assets	18,210	1,990,562		20,722	156,208	75,659	184,479	31,541		3,396,433	5,873,814

Liabilities
Current
Trade payables	29	2		4		14,765	11,878	86,429			113,107
Accounts payable to related parties
Advance to export			188,221	787,137							975,358
Other payables		116									116

Non-current
Trade Payables		19,483,354									19,483,354
Accounts payable to related parties
Advance to export			8,023,411	320,031							8,343,442
Payable notes	14,807										14,807
Total liabilities	14,836	19,483,472	8,211,632	1,107,172		14,765	11,878	86,429			28,930,184

	Six-month period ended June 30, 2018
	Associated companies, Jointly-controlled investment and associated companies						Related companies			EPE
							Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and
	Inc	Holanda	Holanda Inc	America	Argentina	Other	and associates	subsidiaries	Other	FIM Júpiter	Total
Transactions
Sales of products		1,656,981		110,268	183,206	374,393		579,159			2,904,007
Purchases of raw materials, finished products
services and utilities		6,018,599		309		81,970	166,605	6,283,603			12,551,086
Financial income (expenses)	770	(2,352,073)	(1,473,533)	(163,522)	21,658	8,577	1,493	(47)		105,939	(3,850,738)
General and administrative expenses - Odeprev									15,368		15,368

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

	Balances at December 31, 2017
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
								Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	and associates	subsidiaries	Other	FIM Júpiter	Total
Assets
Current
Cash and equivalents											1,613,351	1,613,351
Financial investments											1,816,888	1,816,888
Trade accounts receivable		428			23,833	111,824	104,084	3,855	45,184			289,208
Inventories								250,904	118			251,022
Dividends and interest on capital							10,859					10,859
Related parties		115			20,771		9,592					30,478

Non-current
Trade accounts receivable		1,298,733										1,298,733
Related parties
Loan agreements	15,172						881					16,053
Total assets	15,172	1,299,276			44,604	111,824	125,416	254,759	45,302		3,430,239	5,326,592

Liabilities
Current
Trade payables	25						13,829	12,796	149,058			175,708
Accounts payable to related parties
Advance to export			107,574		675,547							783,121
Other payables					60							60
Other							7,591	2,338	562			10,491

Non-current
Trade Payables		13,585,736										13,585,736
Accounts payable to related parties
Advance to export			6,910,306		274,564							7,184,870
Payable notes	12,703											12,703
Total liabilities	12,728	13,585,736	7,017,880		950,171		21,420	15,134	149,620			21,752,689

	Six-month period ended June 30, 2017
	Associated companies, Jointly-controlled investment and associated companies							Related companies
								Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	and associates	subsidiaries	Other	FIM Júpiter	Total
Transactions
Sales of products		2,012,852		1,313,882	62,287	145,145	367,343	25,008	817,097			4,743,614
Purchases of raw materials, finished products
services and utilities		3,456,409		1,593,216			2,808	333,451	6,076,985			11,462,869
Financial income (expenses)	34,155	(144,980)	(407,808)	25	(34,215)	1,032	207	2,012	(36,109)		183,152	(402,529)
General and administrative expenses - Odeprev										10,533		10,533

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(c)               Agreements executed and/or renewed with related companies

In the period ended June 30, 2018, the Company engaged in the following transactions with related parties, except for those engaged with subsidiaries of the Company:

(i)     Sales of gasoline to Refinaria de Petróleo Riograndense S.A. (“RPR”) are made based on monthly negotiations. Sales in the period amounted to R$103,413.

(ii)   Since January 2018, Braskem has held agreements for the sale of gasoline to Petrobrás Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$542,791.

(iii) In May 2018, Braskem entered into an agreement for caustic soda movement and storage services with Liquiport Vila Velha S.A., a wholly owned subsidiary of Odebrecht Transport S.A. The agreement has an estimated maximum value of R$93,000 and is valid for 10 years. There were no transactions in the period.

(d)               Key management personnel

	Consolidated
Income statement transactions	Jun/2018	Jun/2017
Remuneration
Short-term benefits	29,955	25,873
Post-employment benefit	410	219
LTI Plan	874
Total	31,239	26,092

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2017 annual financial statements of the Company, in Note 11.

	Consolidated		Parent Company
	Jun/2018	Dec/2017	Jun/2018	Dec/2017

Parent Company and subsidiaries in Brazil
IPI	17,106	18,226	17,106	18,226
Value-added tax on sales and services (ICMS) - normal operations	468,421	499,984	468,416	499,979
ICMS - credits from PP&E	155,813	140,904	155,813	140,904
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	485	22,389		21,904
PIS and COFINS - credits from PP&E	256,811	223,297	256,811	222,964
Income tax and social contribution (IR and CSL)	556,373	691,697	547,986	684,570
REINTEGRA program	42,708	102,166	42,708	102,166
Federal supervenience	156,324	160,198	156,324	160,198
Other	2,215	4,322	1,253	2,486

Foreign subsidiaries
Value-added tax	75,255	90,050
Income tax (IR)	226,973	415,443
Other	9,082	4,021
Total	1,967,566	2,372,697	1,646,417	1,853,397

Current assets	911,871	1,349,064	590,786	830,152
Non-current assets	1,055,695	1,023,633	1,055,631	1,023,245
Total	1,967,566	2,372,697	1,646,417	1,853,397

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

9.                       Investments

The information related to investments was presented in the Company’s 2017 annual financial statements, in Note 12.

(a)                    Information on investments

		Interest
		in total and voting	Adjusted net profit (loss)		Adjusted
		capital (%) - 6/30/2017	for the year		equity
		Direct and indirect	Jun/2018	Jun/2017	Jun/2018	Dec/2017

Subsidiaries
Braskem Alemanha		100.00	717,501	464,212	5,532,595	4,069,847
Braskem America		100.00	651,042	425,256	5,004,200	3,665,456
Braskem America Finance		100.00	1,097	334	(5,445)	(5,667)
Braskem Argentina		100.00	(15,031)	6,511	19,903	34,934
Braskem Austria	(i)		(58)	(201)		4,459
Braskem Chile		100.00	2,153	1,929	21,220	19,067
Braskem Holanda		100.00	1,478,060	1,419,289	6,415,592	4,006,132
Braskem Holanda Finance		100.00	(1,912)	(6)	(12,208)	(8,658)
Braskem Holanda Inc		100.00	1,980	869	6,801	3,909
Braskem Finance		100.00	(36,014)	(7,143)	(137,908)	(101,894)
Braskem Idesa		75.00	138,798	637,085	(3,901,919)	(3,586,358)
Braskem Idesa Serviços		75.00	117	33,111	18,204	15,450
Braskem Inc.		100.00	1,159	(24,691)	244,719	243,560
Braskem México		100.00	5,602	(19,804)	219,116	183,595
Braskem México Sofom		100.00	(3,055)	2,319	17,430	15,397
Braskem México Serviços		100.00	(1,615)	1,350	1,480	2,812
Braskem Petroquímica				96,417
Cetrel		63.66	22,357		204,765	190,118
DAC		63.66	12,027		83,392	76,971
Lantana		100.00	(147)	(13)	(1,035)	(888)

Jointly-controlled investment
RPR		33.20	3,352	52,868	118,173	201,038
Odebrecht Comercializadora de Energia S.A. ("OCE")	(i)		(48)	74		5,178

Associates
Borealis		20.00	(786)	12,082	165,998	166,630

(i)    Dissolved in June 2018.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(b)                    Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total

Balance at December 31, 2017	188,818	4,693,385	33,406	4,915,609
Equity of investments
Effect of results	12,899	1,512,526	(126)	1,525,299
Adjustment of profit in inventories		(34,776)		(34,776)
Equity valuation adjustments	2,547	41,484		44,031
Currency translation adjustments		961,986		961,986
Capital decrease			(2,254)	(2,254)
Provision for loss			2,173	2,173
Dividends and interest on equity	(33,645)	(4,398)		(38,043)
Selling of investments			(1,027)	(1,027)
Balance at June 30, 2018	170,619	7,170,207	32,172	7,372,998

(c)                    Equity accounting results

	Parent company
	Jun/2018	Jun/2017

Equity in results of subsidiaries, associate and jointly-controlled	1,490,523	1,594,603
Amortization of fair value adjustment		(14,497)
Reversal to subsidiaries with short-term liabilities	(36,156)	(6,745)
Dividends received	(30)
	1,454,337	1,573,361

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(d)                    Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest with material effects on the Company’s consolidated statements.

Balance sheet
	Consolidated Braskem Ex consolidated Braskem Idesa			Braskem Idesa consolidated (i)			Eliminations		Consolidated
Assets	Jun/2018	Dec/2017		Jun/2018	Dec/2017		Jun/2018	Dec/2017	Jun/2018	Dec/2017

Curent
Cash and cash equivalents	4,414,689	3,480,407		735,184	294,687				5,149,873	3,775,094
Financial investments	2,055,906	2,302,672							2,055,906	2,302,672
Trade accounts receivable	2,731,086	2,809,034		646,668	620,531		(71,640)	(148,369)	3,306,114	3,281,196
Inventories	7,591,590	6,500,198		522,417	346,725				8,114,007	6,846,923
Taxes recoverable	867,908	1,286,035		43,963	63,029				911,871	1,349,064
Derivatives operations		3,793		16,224					16,224	3,793
Other receivables	363,683	388,957		79,294	44,629				442,977	433,586

	18,024,862	16,771,096		2,043,750	1,369,601		(71,640)	(148,369)	19,996,972	17,992,328

Non-current
Taxes recoverable	1,055,634	1,023,581		61	52				1,055,695	1,023,633
Deferred tax	790,125	129,469		1,186,412	1,036,257				1,976,537	1,165,726
Related parties	5,940,571	5,051,706				(ii)	(5,940,571)	(5,051,706)
Other receivables	667,399	637,549		93,868	33,207				761,267	670,756
Property, plant and equipment	19,679,212	19,180,263		12,676,586	11,228,346	(iii)	(729,857)	(646,999)	31,625,941	29,761,610
Intangible	2,561,289	2,575,567		178,373	151,930				2,739,662	2,727,497

	30,694,230	28,598,135		14,135,300	12,449,792		(6,670,428)	(5,698,705)	38,159,102	35,349,222

Total assets	48,719,092	45,369,231		16,179,050	13,819,393		(6,742,068)	(5,847,074)	58,156,074	53,341,550

Liabilities and shareholders' equity
Current
Trade payables	8,146,369	5,254,167		183,239	159,872		(71,640)	(148,369)	8,257,968	5,265,670
Borrowings	1,118,936	1,184,781							1,118,936	1,184,781
Debentures	27,510	27,183							27,510	27,183
Braskem Idesa Borrowings				10,979,179	9,691,450				10,979,179	9,691,450
Payroll and related charges	476,386	609,883		19,364	20,634				495,750	630,517
Taxes payable	1,037,494	1,248,137		12,291	13,067				1,049,785	1,261,204
Other payables	1,074,949	1,019,346		74,884	57,581				1,149,833	1,076,927

	11,881,644	9,343,497		11,268,957	9,942,604		(71,640)	(148,369)	23,078,961	19,137,732

Non-current
Loan agreements	24,303,244	22,176,640							24,303,244	22,176,640
Debentures	276,540	286,141							276,540	286,141
Accounts payable to related parties				6,004,324	5,065,971	(ii)	(6,004,324)	(5,065,971)
Loan agreement Etileno XXI project			(v)	2,127,583	1,756,600				2,127,583	1,756,600
Provision for losses on subsidiaries	2,926,439	2,689,769				(iv)	(2,926,439)	(2,689,769)
Other payables	3,507,223	4,286,245		14,001	7,842				3,521,224	4,294,087

	31,013,446	29,438,795		8,145,908	6,830,413		(8,930,763)	(7,755,740)	(30,228,591)	28,513,468

Shareholders' equity
Attributable to the Company's shareholders	5,749,590	6,517,850		(3,235,815)	(2,953,624)		3,235,815	2,953,625	5,749,590	6,517,851

Non-controlling interest in Braskem Idesa	74,412	69,089					(975,480)	(896,590)	(901,068)	(827,501)

	5,824,002	6,586,939		(3,235,815)	(2,953,624)		2,260,335	2,057,035	4,848,522	5,690,350

Total liabilities and shareholders' equity	48,719,092	45,369,231		16,179,050	13,819,393		(6,742,068)	(5,847,074)	58,156,074	53,341,550

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)       Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.

(iii)      Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)       Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

Statement of operations
	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Jun/2018	Jun/2017	Jun/2018	Jun/2017	Jun/2018	Jun/2017	Jun/2018	Jun/2017
Continued operations
Net sales revenue	25,265,098	22,879,823	1,795,554	1,857,606	(245,624)	(267,271)	26,815,028	24,470,158
Cost of products sold	(20,090,785)	(17,216,861)	(1,010,165)	(1,038,061)	270,281	273,587	(20,830,669)	(17,981,335)

	5,174,313	5,662,962	785,389	819,545	24,657	6,316	5,984,359	6,488,823

Income (expenses)
Selling and distribution	(578,269)	(619,997)	(88,043)	(84,589)			(666,312)	(704,586)
General and administrative	(643,972)	(575,857)	(44,923)	(61,369)	(1,514)	14,842	(690,409)	(622,384)
Research and development	(85,676)	(72,145)					(85,676)	(72,145)
Results from equity investments	102,628	500,665			(104,099)	(477,814)	(1,471)	22,851
Other income (expenses), net	(255,071)	126,255	65,166	(19,103)			(189,905)	107,152

	3,713,953	5,021,883	717,589	654,484	(80,956)	(456,656)	4,350,586	5,219,711

Financial results
Financial expenses	(1,062,885)	(1,293,569)	(507,616)	(494,436)	142,426	131,918	(1,428,075)	(1,656,087)
Financial income	379,101	445,771	19,112	2,677	(142,426)	(131,918)	255,787	316,530
Exchange rate variations, net	(1,312,246)	(446,018)	(189,534)	778,735	45,386	(56,113)	(1,456,394)	276,604

	(1,996,030)	(1,293,816)	(678,038)	286,976	45,386	(56,113)	(2,628,682)	(1,062,953)

Profit before income tax
and social contribution	1,717,923	3,728,067	39,551	941,460	(35,570)	(512,769)	1,721,904	4,156,758

IR and CSL - current and deferred	(108,955)	(839,543)	30,719	(269,420)			(78,236)	(1,108,963)

Profit for the period of continued operations	1,608,968	2,888,524	70,270	672,040	(35,570)	(512,769)	1,643,668	3,047,795

Discontinued operations results
Profit from discontinued operations		13,499						13,499
IR and CSL - current and deferred		(4,623)						(4,623)
		8,876						8,876

Profit for the period	1,608,968	2,897,400	70,270	672,040	(35,570)	(512,769)	1,643,668	3,056,671

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Jun/2018	Jun/2017	Jun/2018	Jun/2017	Jun/2018	Jun/2017	Jun/2018	Jun/2017

Profit before income tax and social contribution and for the result with discontinued operations	1,717,923	3,728,067	39,551	941,460	(35,570)	(512,769)	1,721,904	4,156,758

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	1,100,949	1,091,056	383,052	354,304	(23,143)	(21,158)	1,460,858	1,424,202
Results from equity investments	(102,628)	(500,665)			104,099	477,814	1,471	(22,851)
Interest and monetary and exchange variations, net	3,410,292	1,360,610	766,922	(124,505)	(45,386)	56,113	4,131,828	1,292,218
Gain from divestment in subsidiary		(276,816)						(276,816)
Leniency agreement
Provision for losses and write-offs of long-lived assets	47,846	25,402	2,632	328			50,478	25,730

	6,174,382	5,427,654	1,192,157	1,171,587			7,366,539	6,599,241

Changes in operating working capital
Time deposit investments
Trade accounts receivable	76,249	(585,091)	(26,137)	(253,646)	(76,729)	18,431	(26,617)	(820,306)
Inventories	(1,052,982)	(644,312)	(159,890)	(19,543)			(1,212,872)	(663,855)
Taxes recoverable	946,542	156,471	19,331	27,569			965,873	184,040
Prepaid expenses	(2,532)	(73,496)	(4,066)	(29,201)			(6,598)	(102,697)
Other receivables	(107,362)	(15,035)	(30,648)	(31,640)			(138,010)	(46,675)
Trade payables	1,170,529	(1,293,533)	23,367	(34,070)	76,729	(18,431)	1,270,625	(1,346,034)
Taxes payable	(674,598)	(21,779)	(143,707)	(155,434)			(818,305)	(177,213)
Advances from customers	(170,221)	(63,951)	18,238	(7,767)			(151,983)	(71,718)
Leniency agreement	(330,006)	(607,358)					(330,006)	(607,358)
Other payables	(39,435)	(280,448)	355,673	50,617			316,238	(229,831)

Cash from operations	5,990,566	1,999,122	1,244,318	718,472			7,234,884	2,717,594

Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)	332,006	(1,430,383)					332,006	(1,430,383)

Cash generated from operations and handling of financial investments	6,322,572	568,739	1,244,318	718,472			7,566,890	1,287,211

Interest paid	(611,936)	(777,700)	(266,198)	(247,242)			(878,134)	(1,024,942)
Income tax and social contribution paid	(560,468)	(600,908)	(274)	(1,370)			(560,742)	(602,278)

Net cash generated by operating activities	5,150,168	(809,869)	977,846	469,860			6,128,014	(340,009)

Proceeds from the sale of fixed assets	1,184	1,468					1,184	1,468
Proceeds from the sale of investments	81,000	450,000					81,000	450,000
Funds received in the investments' capital reduction	2,254						2,254
Acquisitions to property, plant and equipment and intangible assets	(1,134,894)	(692,092)	(10,464)	(62,971)			(1,145,358)	(755,063)
Other investiments	(2,167)	(9,771)					(2,167)	(9,771)

Net cash used in investing activities	(1,052,623)	(250,395)	(10,464)	(62,971)			(1,063,087)	(313,366)

Short-term and long-term debt
Obtained	2,303,053	1,486,963					2,303,053	1,486,963
Payments	(3,837,361)	(1,513,356)					(3,837,361)	(1,513,356)
Braskem Idesa borrowings
Obtained				187,959				187,959
Payments			(371,199)	(448,525)			(371,199)	(448,525)
Related parties
Obtained loans (payment of loans )	72,880	20,637	(72,880)	(20,637)
Dividends paid	(1,499,776)	(41)					(1,499,776)	(41)

Net provided (used) in financing activities	(2,961,204)	(5,797)	(444,079)	(281,203)			(3,405,283)	(287,000)

Exchange variation on cash of foreign subsidiaries	(202,059)	(16,546)	(82,805)	(33,493)			(284,864)	(50,039)

Increase (decrease) in cash and cash equivalents	934,282	(1,082,607)	440,498	92,193			1,374,780	(990,414)

Represented by
Cash and cash equivalents at the beginning for the period	3,480,407	6,500,265	294,686	201,599			3,775,093	6,701,864
Cash and cash equivalents at the end for the period	4,414,689	5,417,658	735,184	293,792			5,149,873	5,711,450

Increase (decrease) in cash and cash equivalents	934,282	(1,082,607)	440,498	92,193			1,374,780	(990,414)

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2017 annual financial statements, in Note 13.

	Consolidated
			Jun/2018			Dec/2017
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	601,736		601,736	500,646		500,646
Buildings and improvements	6,651,545	(1,836,430)	4,815,115	6,058,259	(1,487,762)	4,570,497
Machinery, equipment and installations	42,255,972	(21,051,707)	21,204,265	39,211,042	(18,627,943)	20,583,099
Projects and stoppage in progress	4,337,166		4,337,166	3,274,665		3,274,665
Other	1,766,182	(1,098,523)	667,659	1,755,092	(922,389)	832,703
Total	55,612,601	(23,986,660)	31,625,941	50,799,704	(21,038,094)	29,761,610

Capitalized charges in the six-month period ended June 30, 2018 were R$75,071 (R$73,186 on June 30, 2017).

There were no significant events or circumstances in this period that indicate the need for impairment testing on the property, plant and equipment.

11.                   Intangible assets

The information on intangible assets was presented in the 2017 annual financial statements of the Company, in Note 14.

	Consolidated
			Jun/2018	Dec/2017
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,848)	2,058,874	3,187,722	(1,128,848)	2,058,874
Trademarks and patents	433,959	(187,144)	246,815	349,316	(119,229)	230,087
Software and use rights	770,508	(550,221)	220,287	607,528	(415,388)	192,140
Contracts with customers and suppliers	977,511	(763,825)	213,686	772,253	(525,857)	246,396
Total	5,369,700	(2,630,038)	2,739,662	4,916,819	(2,189,322)	2,727,497

There were no significant events or circumstances in the period ended June 30, 2018 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2017, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

12.                   Borrowings

The information on borrowings was presented in the 2017 annual financial statements of the Company, in Note 15.

(a)               Borrowings

				Consolidated
	Annual financial charges (%)		Jun/2018	Dec/2017
Foreign currency
Bonds	US dollar exchange variation + interest between 3.50 and 7.38		22,816,200	20,082,588
Advances on exchange contracts	US dollar exchange variation + 3.70		414,783
Export prepayment	US dollar exchange variation + semiannual Libor + interest between 1.10 and 1.61		874,129	781,573
Export credit notes	US dollar exchange variation + 7.30		595,845	679,895
Working capital	US dollar exchange variation + 3.15		60,688	883,181
Transactions costs			(284,773)	(285,657)
			24,476,872	22,141,580

Current liabilities			959,047	985,639
Non-current liabilities			23,517,825	21,155,941
Total			24,476,872	22,141,580

Local currency
Export credit notes	105.00 e 108.00 of CDI		406,356	508,146
BNDES	TJLP + interest between 0.00 and 2.62	(i)		31,347
BNDES	SELIC + 2.32	(i)		22,039
BNDES	Interest between 3.50 and 4.00	(ii)	70,388	132,020
BNB/FINEP/FUNDES/FINISA/FINAME	6.21		426,497	486,227
FINAME	TJLP + interest between 1.90 and 6.00		2,002	2,293
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50		39,565	42,045
Other	CDI + 0.04		544	655
Transactions costs			(44)	(4,931)
			945,308	1,219,841

Current liabilities			159,889	199,142
Non-current liabilities			785,419	1,020,699
Total			945,308	1,219,841

Foreign currency and local currency
Current liabilities			1,118,936	1,184,781
Non-current liabilities			24,303,244	22,176,640
Total			25,422,180	23,361,421

(i)    Contracts with advance settlement.

(ii)   Part of the contracts settled in advance in the amount of R$32,887.

		Parent company
	Jun/2018	Dec/2017
Foreign currency
Current liabilities	439,208	189,600
Non-current liabilities	2,114,609	1,813,113
	2,553,817	2,002,713
Local currency
Current liabilities	154,478	192,704
Non-current liabilities	777,942	1,010,579
	932,420	1,203,283

Foreign currency and local currency
Current liabilities	593,686	382,304
Non-current liabilities	2,892,551	2,823,692
Total	3,486,237	3,205,996

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(b)               Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

		Consolidated
	Jun/2018	Dec/2017

2019	119,167	1,245,895
2020	2,255,686	2,199,869
2021	3,970,442	3,655,465
2022	2,092,350	1,801,844
2023	2,190,083	1,709,587
2024	3,156,798	2,539,216
2025	52,841	45,994
2026	51,201	44,239
2027	20,540	17,586
2028	4,818,349	4,133,762
2029 and thereafter	5,575,787	4,783,183
Total	24,303,244	22,176,640

(c)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Jun/2018	guaranteed	Guarantees

BNB	Dec-2022	102,570	102,570	Mortgage of plants, pledge of machinery and equipment
BNB	Aug-2024	172,879	172,879	Bank surety
BNDES	Dec-2021	70,388	70,388	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	Jun-2020	63,895	63,895	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	Jul-2024	75,435	75,435	Bank surety
FINEP	Dec-2019	4,308	4,308	Bank surety, pledge of equipment and current account lockout (restricted fund)
FINAME	Feb-2022	3,413	3,413	Pledge of equipment
FINISA	Dec-2023	5,999	5,999	Bank surety
Other	Jul-2021	544	544	Pledge of equipment
Total		499,431	499,431

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

13.                   Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2017 annual financial statements in Note 16.

	Initial value
	of operation					Consolidated
Identification	US$		Maturity	Charges (% per year)	Jun/2018	Dec/2017

Project finance		(i)
Project finance I	700,000		Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,454,535	2,179,981
Project finance II	210,000		Feb-2027	Us dollar exchange variation + 6.17	696,320	621,140
Project finance III	600,000		Feb-2029	Us dollar exchange variation + 4.33	2,071,166	1,827,811
Project finance IV	660,000		Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,313,718	2,032,093
Project finance V	400,000		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,385,449	1,221,997
Project finance VI	89,994		Feb-2029	Us dollar exchange variation + quarterly Libor + 2.73	310,346	273,887
Project finance VII	533,095		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,846,417	1,627,479
Transactions costs					(98,772)	(92,938)
Total	3,193,089				10,979,179	9,691,450

Non-current liabilities					10,979,179	9,691,450
Total					10,979,179	9,691,450

(i)    Financing without recourse or with recourse limited to shareholders.

In keeping with the Company’s Financial Policy, the investment in the construction of the Braskem Idesa plant is financed under a Project Finance structure, in which the construction loan must be repaid using exclusively the cash generated by the company itself and with the shareholders pledging limited guarantees. Accordingly, this financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa.

Project Finance borrowings include various contractual obligations (covenants) that are typical of contracts of this nature.

On the reporting date of the quarterly financial statements hereto the company was in un-remedied breach of some of its non-financial contractual obligations. As a result, the entire balance of non-current liabilities, in the amount of R$10,038,087 was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors requested or indicated the intention to request said prepayment of obligations. Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa continued to negotiate approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

	Jun/2018	Dec/2017

2019	444,283	748,071
2020	1,021,181	877,450
2021	1,165,938	1,002,270
2022	972,552	835,009
2023	1,285,430	1,105,295
2024	1,390,766	1,195,682
2025	1,386,832	1,195,096
2026	1,199,829	1,052,156
2027	584,764	474,438
2028	483,994	362,629
2027 and thereafter	102,518	59,637
Total	10,038,087	8,907,733

14.                   Debentures

The information related to debentures was presented in the 2017 annual financial statements of the Company, in Note 17. The debentures were issued by the subsidiaries Cetrel and DAC.

Issue date	Series	Maturity	Annual financial charges (%)	Jun/2018	Dec/2017
March-2013	Single	March-2025	IPCA + 6%	213,834	216,968
September-2013	Single	September-2025	126,5% of CDI	90,216	96,356
				304,050	313,324

Current liabilities				27,510	27,183
Non-current liabilities				276,540	286,141
Total				304,050	313,324

(a)               Payment schedule

		Consolidated
	Jun/2018	Dec/2017

2019	16,075	26,629
2020	44,949	43,674
2021	49,202	49,326
2022	49,225	49,326
2023	49,249	49,326
2024	49,277	49,326
2025	18,563	18,534
Total	276,540	286,141

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

15.                   Changes in borrowings, debentures, and Braskem Idesa borrowings

								Consolidated
	Balance at				Interest, changes	Conversion of		Balance at
	December 31,		Payments		monetary and	debts of subsidiaries		June 30,
	2017	Obtained	Principal	Interest paid	foreign exchange, net	abroad	Transferences	2018

Borrowings
Current	1,184,781	1,903,053	(3,667,462)	(611,936)	791,484	20,345	1,498,671	1,118,936
Non-current	22,176,640	400,000	(146,552)		2,055,328	1,316,499	(1,498,671)	24,303,244
Total	23,361,421	2,303,053	(3,814,014)	(611,936)	2,846,812	1,336,844		25,422,180

Debentures
Current	27,183		(23,347)		10,150		13,524	27,510
Non-current	286,141				3,923		(13,524)	276,540
Total	313,324		(23,347)		14,073			304,050

Total borrowings and debentures
Current	1,211,964	1,903,053	(3,690,809)	(611,936)	801,634	20,345	1,512,195	1,146,446
Non-current	22,462,781	400,000	(146,552)		2,059,251	1,316,499	(1,512,195)	24,579,784
Total	23,674,745	2,303,053	(3,837,361)	(611,936)	2,860,885	1,336,844		25,726,230

Braskem Idesa financing
Current	9,691,450		(371,199)	(266,198)	393,542	1,531,584		10,979,179
Total	9,691,450		(371,199)	(266,198)	393,542	1,531,584		10,979,179

Total geral
Current	10,903,414	1,903,053	(4,062,008)	(878,134)	1,195,176	1,551,929	1,512,195	12,125,625
Non-current	22,462,781	400,000	(146,552)		2,059,251	1,316,499	(1,512,195)	24,579,784
Total	33,366,195	2,303,053	(4,208,560)	(878,134)	3,254,427	2,868,428		36,705,409

16.                   Financial instruments

The information related to financial instruments was presented in the 2017 financial statements of the Company, in Note 19.

As of January 1, 2018, as disclosed in Note 2.3 to the annual financial statements of the Company, its financial instruments were classified and measured in accordance with its Business Model (CPC 48/IFRS 9).

The adoption of new classifications of financial instruments in accordance with CPC 48/IFRS 9 did not produce a significant effect on the Company’s accounting policies, as shown in the following table:

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

16.1.             Non-derivative financial instruments and leniency agreement (Note 20.3) – consolidated

		Classification by category		Fair value	Book value		Fair value
	Note	CPC 38 / IAS 39	CPC 48 / IFRS 9	hierarchy	Jun/2018	Dec/2017	Jun/2018	Dec/2017

Cash and cash equivalents	3
Cash and banks		Loans and receivables	Amortized cost		1,982,170	1,428,766	1,982,170	1,428,766
Financial investments in Brazil		Loans and receivables	Fair value through profit or loss	Level 2	1,906,703	1,706,784	1,906,703	1,706,784
Financial investments abroad		Held-for-trading	Fair value through profit or loss	Level 2	1,261,000	639,543	1,261,000	639,543
					5,149,873	3,775,093	5,149,873	3,775,093

Financial investments	4
LFT's and LF's		Held-for-trading	Fair value through profit or loss	Level 2	1,963,112	1,816,889	1,963,112	1,816,889
Time deposit investments		Loans and receivables	Amortized cost	Level 2		440,616	40,588	440,616
Time deposit investments		Held-for-trading	Fair value through profit or loss	Level 2	49,721	15,764	49,721	15,764
Other		Held-for-trading	Fair value through profit or loss	Level 2	53,315	39,739	12,727	39,739
					2,066,148	2,313,008	2,066,148	2,313,008

Trade accounts receivable	5	Loans and receivables	Amortized cost		3,196,685	3,244,851	3,196,685	3,244,851
Trade accounts receivable	5	Loans and receivables	Fair value through other comprehensive income	Level 2	146,750	73,841	146,750	73,240

Trade payables		Financial liabilities not measured at fair value	Amortized cost		8,494,867	5,525,407	8,494,867	5,525,407

Borrowings	12	Financial liabilities not measured at fair value	Amortized cost
Foreign currency - Bond				Level 1	22,816,200	20,082,588	22,806,869	21,230,567
Foreign currency - other borrowings				Level 2	1,945,445	2,344,649	1,820,551	2,228,608
Local currency				Level 2	945,352	1,224,772	764,727	1,039,873
					25,706,997	23,652,009	25,392,147	24,499,048

Braskem Idesa borrowings	13	Financial liabilities not measured at fair value	Amortized cost	Level 2	11,077,951	9,784,388	9,596,842	8,675,711

Debentures	14	Financial liabilities not measured at fair value	Amortized cost	Level 2	304,050	313,324	243,274	214,815

Loan ton non-controlling shareholder of Braskem Idesa		Financial liabilities not measured at fair value	Amortized cost		2,127,583	1,756,600	2,127,583	1,756,600

Leniency agreement	20.3	Financial liabilities not measured at fair value	Amortized cost		1,386,579	1,629,114	1,386,579	1,629,114

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

16.2.             Derivative financial instruments designated for hedge accounting

16.2.1    Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)	Dec/2017	fair value	settlement	Jun/2018

Hedge accounting transactions
Dollar put option	16.2.1 (a.i)	Level 2	Real	Dollar	(143,085)	(3,793)	139,870		136,077
Exchange swap	16.2.1 (a.ii)	Level 2	IPCA	Dollar + Interests	(173,795)		173,795		173,795
Interest rate swaps		Level 2	Libor	Fixed rates	(196,521)	(25,791)	(77,753)	(5,955)	(109,499)
					(513,401)	(29,584)	235,912	(5,955)	200,373

Derivatives operations
Current assets						(3,793)			(16,224)
Non-current assets						(32,666)			(93,276)
Current liabilities						6,875			104,746
Non-current liabilities									205,127
						(29,584)			200,373

(a)       Operations designated for hedge accounting

(a.i)     U.S. dollar Call and Put Options

On June 30, 2018, Braskem held a total notional amount of put options of US$2.2 billion, with an average strike price of 3.09 R$/US$. Simultaneously, the Company also held a total notional amount of call options of US$1.6 billion, with an average strike price of R$4.41. The operations have a maximum term of 23 months. As a hedged object, future sales in Brazilian real dollarized were designated, with the months of recognition always coinciding with those of the options.

According to CPC 48/IFRS 9, the accounting standard in force as from January 1, 2018, the amount of the mark-to-market (“MtM”) adjustment, as well as the amount of the premium of the operation, is recognized as “Other comprehensive income” (“OCI”) under shareholders' equity. The MtM adjustment of the options is composed of the notional value of the operations multiplied by the sum of the intrinsic value, which refers to the amount by which the option exceeded the exercise price at the time of evaluation, and the extrinsic value, which corresponds to the time value of the derivative until its maturity.

(a.ii)    Swap IPCA

To maintain its strategy of managing risks related to currencies and interest rates, the Company opted to swap to fixed rates in U.S. dollar the portions not yet due under the Leniency Agreement entered into with the Federal Prosecution Office (MPF) (Note 20.3(a)), which originally were denominated in Brazilian real and pegged to the IPCA inflation index. For such, derivative instruments were contracted in the amount of R$1.3 billion, divided into five annual installments due on January 30 of each year as from 2019. These operations were designated as cash flow hedge accounting, where the hedging instruments are currency derivatives and the hedged objects are the liabilities under said agreement. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in OCI and will be recognized in the financial result only upon the maturity of each installment.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

16.3.             Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On June 30, 2018, exports that were designated and not yet realized are shown below:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2028	1,250,000
5,550,205

There were no changes in financial instruments designated for this hedge in the period ended June 30, 2018:

On June 30, 2018, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2028	1,250,000
5,550,205

The Management of the Company advanced in 2017 the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount not realized in the amount of US$390,163, was discontinued prospectively. Exchange variation on the discontinued amount, of R$509,670, which is recorded under Shareholders' Equity as OCI will be taken to net financial income (expenses) as of July 2018, as the hedged exports are realized.

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - related to the third quarter 2018	193,190	2.0017	3.3080	252,364
Hedge descontinued - related to the fourth quarter 2018	196,973	2.0017	3.3080	257,306
	390,163			509,670

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge for the six-month period ended June 30, 2018:

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	189,325	2.0017	3.3082	247,353
Second quarter	208,405	2.0017	3.2769	265,759
	397,730			513,112

The changes in foreign exchange variation and Income Tax and Social Contribution under OCI of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2017	(6,814,142)	2,316,808	(4,497,334)

Exchange variation recorded in the period on OCI / IR and CSL	(3,040,403)	1,033,737	(2,006,666)

Exchange variation transferred to profit or loss / IR and CSL	513,112	(174,458)	338,654

At June 30, 2018	(9,341,433)	3,176,087	(6,165,346)

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On June 30, 2018, sales designated and not yet realized are as follows:

Nominal value
US$

2018	112,765
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
2,833,037

The following table shows the changes in financial instruments designated for these hedge operations in the period:

				US$
		Realization	Realization of
	Dec/2017	in the period	discontinued hedge	Jun/2018

Designated balance	2,930,246	(109,025)	196	2,821,417

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

On June 30, 2018, the maturities of financial liabilities designated were distributed as follows:

Nominal value
US$

2018	112,561
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
2,821,417

The following table provides the balance of exchange variation of the discontinued amount, net of realization already occurred, in the period ended June 30, 2018 (US$11,619), which is recorded in Braskem Idesa’s shareholders’ equity under OCI and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	11,619	13.4541	17.9915	52,720	10,344
				52,720	10,344

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the six-month period ended June 30, 2018:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	53,889	13.6537	18.3561	253,408	46,934
Second quarter	55,136	13.6537	18.3561	259,272	59,371
	109,025			512,680	106,305

The changes in foreign exchange variation and Income Tax and Social Contribution under OCI are as follows:

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

	Exchange		Net
	variation	IR	effect

At December 31, 2017	(3,545,639)	1,064,426	(2,481,213)

Exchange variation recorded in the period on OCI / IR	(112,966)	33,890	(79,076)

Exchange variation transferred to profit or loss / IR	106,305	(31,892)	74,413

At June 30, 2018	(3,552,300)	1,066,424	(2,485,876)

16.4.             Credit quality of financial assets

(a)                    Trade accounts receivable

On June 30, 2018, the credit ratings for the domestic market were as follows:

				(%)
			Jun/2018	Dec/2017
1	Minimum risk		28.11	18.84
2	Low risk		42.17	50.84
3	Moderate risk		14.65	13.33
4	High risk		10.97	13.40
5	Very high risk	(i)	4.10	3.59

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

	Last 12 months
	Domestic	Export
	Market	Market
June 30, 2018	0.12%	0.13%
December 31, 2017	0.08%	0.19%
June 30, 2017	0.49%	0.08%

The methodology for calculating the allowance for doubtful accounts and its result is shown in Note 5.

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents and financial investments, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

		Jun/2018	Dec/2016
Financial assets with risk assessment
AAA		4,145,841	3,569,392
AA+		1,286,010	27,094
AA		44,660	8,047
AA-		112,004	209,389
A+		715,490	1,465,107
A		49,721	349,823
A-		392,225
BBB+		463,434	453,367
		7,209,385	6,082,219
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	6,636	5,882
		6,636	5,882

Total		7,216,021	6,088,101

(i)         Investments approved by the Management of the Company, as permitted by the financial policy.

16.5.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On June 30, 2018, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Brazilian real/Euro exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate;

•      TJLP interest rate;

•      IPCA interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from June 30, 2018, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$48,394 for put and call options (Note 16.2.1(a.i)) and US$10,649 for the swap of Libor related to Braskem Idesa’s project.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(c)                    Selection of scenarios

(c.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of June 29, 2018. According to the Market Readout, at the end of 2018, the U.S. dollar will depreciate by approximately 4.04% against the Brazilian real, compared to the closing PTAX rate at June 29, 2018, while the Selic rate will be 6.50% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is for maintenance of the current rate of 6.60%. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered an increase by 5%. For adverse scenarios, it considered 25% and 50% increases on current market levels.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(c.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	912,066	(5,643,046)	(11,286,091)
Working capital / other	21,254	(131,501)	(263,001)
Export credit notes	24,076	(148,961)	(297,922)
Braskem Idesa borrowings	443,632	(2,744,795)	(5,489,589)
Export prepayments	14,067	(87,032)	(174,063)
Advances on exchange contracts	16,760	(103,696)	(207,391)
Dollar put option	62,117	(809,272)	(2,118,004)
Financial investments abroad	125,642	(777,360)	(1,554,719)

Brazilian real/Euro exchange rate
Working capital / other	1,410	(15,172)	(30,344)

Libor floating interest rate
Working capital / other	(5,356)	(26,781)	(53,562)
Export prepayments	(1,966)	(9,832)	(19,664)
Swaps	16,868	61,988	141,761
Braskem Idesa borrowings	(95,774)	(478,869)	(957,738)

CDI interest rate
Export credit notes	19,484	(24,482)	(65,304)
Debentures	12,789	(2,892)	(14,889)
Financial investments		64,998	130,031

IPCA interest rate
Debentures	(21,338)	(20,550)	(42,008)

TJLP interest rate
Other government agents		(70)	(140)

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

17.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2017 annual financial statements, in Note 20.

	Consolidated		Parent company
	Jun/2018	Dec/2017	Jun/2018	Dec/2017
Brazil
IPI	98,988	60,917	98,984	60,134
IR and CSL	280,711	405,567	287,091	400,544
ICMS	322,699	257,720	316,585	254,935
PIS and COFINS	162,030	82,140	159,224	80,591
PERT installment	30,315	29,002	29,115	29,002
Other

Other countries	188,036	434,563
IR	11,684	20,173
Value-added tax	20,553	23,924
Total	1,115,016	1,314,006	890,999	825,206

Current liabilities	1,049,785	1,261,204	827,161	774,391
Non-current liabilities	65,231	52,802	63,838	50,815
Total	1,115,016	1,314,006	890,999	825,206

18.                   Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2017 annual financial statements, in Note 21.

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Jun/2018	Jun/2017	Jun/2018	Jun/2017

Income before IR and CSL	1,721,904	4,156,758	1,469,238	3,462,324

IR and CSL at the rate of 34%	(585,447)	(1,413,298)	(499,541)	(1,177,190)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	(514)	4,151	506,438	545,318
Tax loss and negative basis - installment rectification		38,403
Tax benefits (Sudene and PAT)	72,096	41,654	72,096	41,586
Difference of rate applicable to each country	243,288	166,406
Other permanent adjustments	192,341	53,721	52,613	16,486

IR and CSL on results of operations	(78,236)	(1,108,963)	131,606	(573,800)

Breakdown of IR and CSL:

Current IR and CSL	(511,134)	(363,969)	(272,694)	(85,074)
Deferred IR and CSL	432,898	(744,994)	404,300	(488,726)
Total	(78,236)	(1,108,963)	131,606	(573,800)

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(b)                    Breakdown of deferred income tax and social contribution

(b.i)        According to tax collection records

	Consolidated		Parent company
Assets	Jun/2018	Dec/2017	Jun/2018	Dec/2017

Tax losses (IR) and negative base (CSL)	2,180,109	1,878,809	58,421	58,421
Goodwill amortized	49,309	59,335	3,734	3,916
Exchange variations	1,026,701	388,293	1,912,689	388,293
Temporary adjustments	838,969	220,954	800,424	922,422
Business combination	176,185	183,785	165,887	183,785
	4,271,273	2,731,176	2,941,155	1,556,837

Liabilities

Amortization of goodwill based on future profitability	717,468	712,873	715,568	712,873
Tax depreciation	991,322	960,202	991,322	960,202
Temporary adjustments	276,191	231,822	8,187	8,187
Business combination	7,480	9,664	1,302	1,302
Additional indexation PP&E	67,600	67,072	67,600	67,072
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	499,101	519,623	499,101	519,623
Other	2,801	4,273	3,514	3,516
	2,561,963	2,505,529	2,286,594	2,272,775

(b.ii)       Offset for the purpose of presentation in the balance sheet (consolidated)

	Jun/2018
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance

Assets
Braskem S.A	Brazil	2,941,155	(2,286,594)	654,561
Braskem Argentina	Argentina	11,125		11,125
Braskem Alemanha	Germany	24,839		24,839
Braskem Chile	Chile	65	(63)	2
Braskem Idesa	Mexico	1,178,345		1,178,345
Braskem México Serviços	Mexico	8,439		8,439
DAC	Brazil	28,773	(7,048)	21,725
Cetrel	Brazil	78,532	(1,031)	77,501
		4,271,273	(2,294,736)	1,976,537
Liabilities
Braskem S.A	Brazil	2,286,594	(2,286,594)
Braskem America	USA	267,227		267,227
Braskem Chile	Chile	63	(63)
DAC	Brazil	7,048	(7,048)
Cetrel	Brazil	1,031	(1,031)
		2,561,963	(2,294,736)	267,227

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

	Dec/2017
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance
Assets
Braskem S.A	Brazil	1,556,837	(1,556,837)
Braskem Argentina	Argentina	3,398		3,398
Braskem Alemanha	Germany	19,353		19,353
Braskem Chile	Chile	251	(251)
Braskem Idesa	Mexico	1,036,257		1,036,257
Braskem México Serviços	Mexico	1,334		1,334
Braskem Petroquímica	Brazil	29,268	(7,454)	21,814
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	84,478	(908)	83,570
		2,731,176	(1,565,450)	1,165,726

Liabilities
Braskem S.A	Brazil	2,272,775	(1,556,837)	715,938
Braskem America	USA	223,635		223,635
Braskem Chile	Chile	757	(251)	506
Braskem Petroquímica	Brazil	7,454	(7,454)
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	908	(908)
		2,505,529	(1,565,450)	940,079

(c)                    Realization of deferred income tax and social contribution

In the six-month period ended June 30, 2018, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

19.                   Sundry provisions

The information on sundry provisions was presented in the 2017 annual financial statements of the Company, in Note 22.

	Consolidated		Parent company
	Jun/2018	Dec/2017	Jun/2018	Dec/2017
Provision for customers rebates	43,290	87,913	16,458	34,367
Provision for recovery of environmental damages	274,998	300,249	274,998	300,249
Other	28,575	25,510	3,308	3,832
Total	346,863	413,672	294,764	338,448

Current liabilities	108,802	178,676	81,970	125,130
Non-current liabilities	238,061	234,996	212,794	213,318
Total	346,863	413,672	294,764	338,448

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

20.                   Contingencies

20.1.             Claims with probable loss and with possible loss arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2017 annual financial statements, in Note 23.1.

	Consolidated		Parent company
	Jun/2018	Dec/2017	Jun/2018	Dec/2017
Labor claims	221,219	255,938	213,630	247,821

Tax claims
Normal operations
IR and CSL	19,354	17,313	19,354	17,313
PIS and COFINS	155,179	155,681	154,534	155,681
ICMS	71,546	76,342	71,546	76,342
Other tax claims	14,340	8,985	12,467	8,985
	260,419	258,321	257,901	258,321

Business Combination
IR and CSL	51,596	50,051	51,596	50,051
PIS and COFINS	57,921	56,135	57,921	56,135
ICMS - interstate purchases	272,001	263,538	272,001	263,538
	381,518	369,724	381,518	369,724

Corporate claims	106,691	135,779	106,691	135,779

Civil claims and other	62,772	72,883	62,772	72,883

	1,032,619	1,092,645	1,022,512	1,084,528

20.2.             Claims with possible losses

The amount under claims and a description of the main claims with possible losses are presented in the financial statements for fiscal year 2017, in Note 23.2.

(a)               Civil

(i)                 Hashimoto Public-Interest Civil Action

The Public-Interest Civil Action was filed in June 2018 by the São Paulo State Public Prosecutor’s Office against the Company and other firms that operate in the Capuava Petrochemical Complex, claiming the reparation and/or remediation of environmental damages supposedly arising from the emission of pollutants in the air, as well as the joint judgement of companies that comprise said complex seeking environmental moral damages in the amount of R$100 million.

Based on the opinion of the external legal counsel handling the case, the Management believes that the lawsuit possibly will be dismissed within a period of eight years.

No judicial deposit or other form of security was accrued for the case.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(b)               Tax claims

(i)                 ICMS – Use and consumption credit

In January 2018, the Company was served a notice by the State of Rio Grande do Sul, charging, at the administrative level, ICMS tax and a fine of 120% for using ICMS credits in the acquisition of goods (“pallets”), which were considered by the Tax Authority as for use and consumption in the period from January 2013 to November 2017. The Treasury understands that the pallets could not be characterized as an input and, therefore, would not give the right to ICMS credit. On June 30, 2018, the updated amount of these deficiency notices amounted to R$80 million.

The Company’s external legal advisors argue for the decadence/limitation for part of the period covered by the assessment. Additionally, for the entire period of the assessment, they show that the goods are not included among those destined to the use and consumption of the establishment and are therefore considered as inputs. The chances of success in relation to the matter are considered as possible and estimate that the administrative proceedings should be concluded in 2022.

No judicial deposit or other form of security was accrued for this proceeding, as it is currently still in its administrative stage.

20.3.             Global settlement with authorities

Complete information on the global settlement with authorities was presented in Note 23.3 to the Company’s annual financial statements for 2017.

(a)       Global Settlement with authorities

The Leniency Agreement (“Agreement”) entered into in December 2016 with the Federal Prosecution Office (“MPF”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion) was officially ratified as follows:

1.      In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.

2.      The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.

3.      The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.

4.      The agreement with Swiss authorities did not require ratification to produce effect.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$1.6 billion, as follows:

1.      US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;

2.      US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;

4.      R$736,445 to the MPF, paid on July 6, 2017;

5.      R$267,985 to the MPF, corresponding to the first of the six annual installments owed up to 2023, paid on January 30, 2018; and

6.      CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, corresponding to the first of four annual installments owed up to 2021, paid on June 28, 2018.

The outstanding amount, of approximately R$1.5 billion, will be paid as follows:

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

1.    CHF48,195 to the Swiss Office of the Attorney General, corresponding to three outstanding annual installments of CHF16.065 due on June 30 of each year as from 2019;

2.    R$1.3 billion to the MPF, corresponding to five outstanding annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2019. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

(b)       Reimbursement for damages and other considerations

A significant portion of the total of R$2.2 billion of the Agreement entered into with MPF will be allocated to paying redress to third parties for damages incurred due to the facts that are the subject-matter of the Agreement.

Under the Agreement, the MPF undertook to coordinate actions with other authorities or government agencies, as well as state-owned companies and mixed-economy companies with which Braskem comes to negotiate for entering into agreements based on the facts object of the collaboration, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement. Accordingly, as communicated to the market on July 10, 2018, the Company is holding talks with the Ministry of Transparency, Supervision and Controller General (CGU) and with the Office of the General Counsel of the Federal Government (AGU).

The Agreement does not prevent any third party with legitimate interest on the facts from filing proceedings to claim remedy for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully remedy any third parties affected by the wrongdoings, which means that the Company may be required to indemnify or be subject to the payment of financial penalties other than those provided for in the Global Settlement.

In addition, other authorities with jurisdiction over the Company may seek to impose additional monetary sanctions or fines or commence new investigations against Braskem. Finally, as a result of the Global Settlement, the Company may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices.

It is not possible to predict the impacts on Braskem of others investigations or any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(c)        Control deficiencies and Compliance Program

After the investigation conducted in 2016 and confirmation of wrongdoings, the Company identified material control deficiencies.

In the same year, it began developing a comprehensive Compliance Program at Braskem with the goal of mitigating the risks of lawsuits and promoting significant improvements in Braskem’s overall control environment. The Program also contains initiatives that have been implemented throughout 2017.

As of the period ended June 30, 2018, a series of Compliance initiatives are being implemented and/or improved by the Company, including:

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(i)                   Increase in the number of Team Members in the Compliance Department;

(ii)                 Designation and engagement of independent monitors jointly with the DoJ and MPF, and beginning of analysis of the Company’s processes and documents by said monitors;

(iii)                Approval or review of the relevant guideline documents: Global Anti-corruption Policy; Global Policy of the Compliance System; Code of Conduct; Code of Conduct for Contractors; Global Risk Management Policy; Internal Controls Directive, Internal Audit Directive; Corporate Credit Card Directive; Conflicts of Interest Directive; Procedure for Payment of Commissions to Agents; and Ethics Line Investigation Protocols;

(iv)                Approving the Directive and Procedure for Relations with Government Officials, which regulates interactions with politicians and executives at state-owned companies;

(v)                 Approving the Procedure for the Ethics Line, considering the formal process for handling reports of violations and investigation protocols; Continuing the training program with a focus on the Compliance System, applicable legislation and raising Team Member awareness;

(vi)                Setting a corporate target related to Compliance for all Leaders at the Company;

(vii)              Formally and effectively participating in working groups: UN Anticorruption and ETHOS Integrity;

(viii)             Improving the supplier registration and approval process by implementing a third-party risk and integrity assessment;

(ix)                Developing the Communication Plan for disseminating the Company’s commitment to conducting its Business Ethically with Integrity and Transparency;

(x)                 Outsourcing of the Whistleblowing Channel and improving the tool for receiving reports of violations;

(xi)                Mapping of risks and controls and beginning of assessment of the effectiveness of controls for the most relevant corporate processes in Brazil, United States, Mexico, Netherlands and Germany;

(xii)              Incorporating anti-corruption clauses in agreements with third parties;

(xiii)             Implementing improvements to internal controls with a view to remediating deficiencies identified in internal processes (especially material deficiencies) and preventing future vulnerabilities;

(xiv)             Defining the corporate methodology for Risk Management to be adopted in Brazil, United States, Mexico, Netherlands and Germany;

(xv)              Conducting Internal Audit works to address weaknesses and recommendations for improvements to areas involved in the processes assessed.

(d)       Class actions

On July 1, 2015, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its then-current and former officers and directors. In the current lawsuit, titled In re Braskem Securities Litigation, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws.

After the decision on the motion to dismiss filed by the Company, partially granting its arguments, the Company and the Lead Plaintiff executed a proposal of resolution agreement (“Proposed Agreement”), which was ratified by the applicable Court, which issued a final decision ending all claims from all members of the class of Investors (as defined below).

Under the terms of the Proposed Settlement, Braskem paid US$10 million (approximately R$31,680) to resolve all claims arising out of or relating to the subject matter of the class action of a settlement class consisting of all persons who purchased or otherwise acquired a legal or beneficial ownership interest in Braskem American Depositary Receipts (“ADRs”) between July 15, 2010 and March 11, 2015 inclusive. The amount under the agreement was deposited by Braskem in the court-ordered Escrow Account on October 2, 2017.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

On February 21, 2018, a hearing was held in which a decision was handed down for the final approval of the agreement regarding the entire class of investors and the dismissal of the case. Said decision became final and unappealable. The individual distribution of the amount of the agreement is the responsibility of the manager of the Escrow Account, as determined by the Court and in accordance with the ratified allocation plan.

The Proposed Settlement was signed solely to avoid the risk, uncertainty, and expense of further litigation and does represent the admission of any wrongdoing or liability by Braskem.

The Company may be named as a defendant in other legal actions. The Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in this securities class action and any other related actions that may arise in the future.

21.                   Benefits to Team Members

(a)                    LTI Plan

On March 21, 2018, the Extraordinary Shareholders' Meeting approved the LTI Plan, which aims to align the interests of its participants with those of the Company’s shareholders and to encourage participants’ retention at the Company by offering eligible participants an opportunity to receive restricted shares in the Company by voluntarily investing own funds and holding such shares through the end of the three-year vesting period.

On March 28, 2018, the Board of Directors approved the “LTI Plan 2018,” in accordance with the terms and conditions of the LTI Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the LTI Program 2018, after the vesting period and subject to compliance with all necessary requirements, is 685,195 shares. The program’s grant date is April 6, 2018. The shares to be delivered by the Company to participants of the LTI Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

The fair value of the Company’s matching contribution is the market price of the equity instruments quoted on the grant date. For eligible persons of the Parent company, the fair value is based on the quoted price of the class “A” preferred shares (R$46.62). For eligible persons of subsidiaries abroad, the fair value is based on the quoted price of the American Depository Receipts - ADR (US$27.56).

The fair value, net of taxes, calculated on equity at June 30, 2018, is R$1,590.

22.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2017 annual financial statements, in Note 25.

In the period ended June 30, 2018, 78,100 class “B” preferred shares were converted into 39,050 class “A” preferred shares.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(a)               Capital

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.33
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)		0.00%	55,873,884	16.19			55,873,884	7.01
Other		12,907,077	2.86	132,996,793	38.54	500,230	100.00	146,404,100	18.36
Total		451,668,652	100.00	343,814,914	99.64	500,230	100.00	795,983,796	99.85
Treasury shares				1,234,758	0.36			1,234,758	0.15
Total		451,668,652	100.00	345,049,672	100.00	500,230	100.00	797,218,554	100.00

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA);

(b)               Dividends

On April 30, 2018, the Annual Shareholders Meeting approved additional dividends on the net income for fiscal year 2017 in the amount of R$1,500,000, which started to be paid on May 10, 2018, of which R$851,729 was paid to the holders of common shares and R$648,271 was paid to the holders of class “A" preferred shares.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(c)               Other comprehensive income – shareholders´ equity

											Consolidated
	Attributed to shareholders' interest
	Ajustes de avaliação patrimonial			Other comprehensive income

	Goodwill in acquisition of subsidiary under common control (i)	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total

On December 31, 2016		206,703		(9,404)	(7,105,377)	(539,518)	(43,351)	1,169,088	(6,321,859)	(548,601)	(6,870,460)

Additional indexation
Realization		(20,437)							(20,437)		(20,437)
Income tax and social contribution		6,949							6,949		6,949

Deemed cost of jointly-controlled investment
Realization		(730)							(730)		(730)
Income tax and social contribution		248							248		248

Foreign sales hedge
Exchange rate					822,195				822,195	350,901	1,173,096
Transfer to result					554,394				554,394	18,478	572,872
Income tax and social contribution					(423,715)				(423,715)	(110,814)	(534,529)

Fair value of Cash flow hedge
Change in fair value						(7,979)			(7,979)	(880)	(8,859)
Transfer to result						48,227			48,227	11,799	60,026
Income tax and social contribution						(12,374)			(12,374)	(3,277)	(15,651)

Fair value of cash flow hedge from jointly-controlled						3,762			3,762		3,762

Foreign currency translation adjustment								(175,118)	(175,118)	(113,447)	(288,565)

On March 31, 2017		192,733		(9,404)	(6,152,503)	(507,882)	(43,351)	993,970	(5,526,437)	(395,841)	(5,922,278)

On December 31, 2017	(488,388)	178,893		(9,404)	(6,358,242)	(145,267)	(52,005)	1,220,533	(5,653,880)	(477,975)	(6,131,855)

Additional indexation
Realization		(20,240)							(20,240)		(20,240)
Income tax and social contribution		6,882							6,882		6,882

Deemed cost of jointly-controlled investment
Realization		(729)							(729)		(729)
Income tax and social contribution		248							248		248

Fair value adjustments
Accounts receivable			(690)						(690)		(690)

Foreign sales hedge
Exchange rate					(3,125,128)				(3,125,128)	(28,241)	(3,153,369)
Transfer to result					592,841				592,841	26,576	619,417
Income tax and social contribution					860,778				860,778	499	861,277

Fair value of Cash flow hedge
Change in fair value						(256,581)			(256,581)	17,764	(238,817)
Transfer to result						3,432			3,432	3,479	6,911
Income tax and social contribution						88,620			88,620	(6,373)	82,247

Fair value of cash flow hedge from jointly-controlled						2,547			2,547		2,547

Ganhos atuarias líquidos de benefícios pós-emprego, líquidas dos impostos							111		111		111

Plano LTI fair value
Change in fair value			2,409						2,409		2,409
Income tax and social contribution			(819)						(819)		(819)

Foreign currency translation adjustment								962,989	962,989	(128,700)	834,289

On March 31, 2018	(488,388)	165,054	900	(9,404)	(8,029,751)	(307,249)	(51,894)	2,183,522	(6,537,210)	(592,971)	(7,130,181)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation.
For the LTI Plan, Transfer to retained earnings according to the grace period of the plan.
(iv)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v)	Transfer to the income statement when write-off of subsidiary abroad.
(vi)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

23.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Jun/2018	Jun/2017

Profit for the period attributed to Company's shareholders
of continued operations	1,600,844	2,888,524

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,450	208,416
Preferred shares class "B"	303	351
	208,753	208,767

Distribution of 6% ??of unit value of common shares	273,840	273,827

Distribution of plus income, by class:
Common shares	634,943	1,366,133
Preferred shares class "A"	483,308	1,039,797
	1,118,251	2,405,930

Reconciliation of income available for distribution, by class (numerator):
Common shares	908,783	1,639,960
Preferred shares class "A"	691,758	1,248,213
Preferred shares class "B"	303	351
	1,600,844	2,888,524

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,802,381	343,775,864
Preferred shares class "B"	525,296	578,330
	795,996,329	796,022,846

Profit per share (in R$)
Common shares	2.0121	3.6309
Preferred shares class "A"	2.0121	3.6309
Preferred shares class "B"	0.5768	0.6069

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

(a)          Share weighting

	Jun/2018
	Preferred shares
	Class "A"		Class "B"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Amount at beginning of the period	343,775,864	343,775,864	578,330	578,330

Conversion of preferred shares class "B" to "A"	39,050	26,517	(78,100)	(53,034)

Amount at the end of the period	343,814,914	343,802,381	500,230	525,296

24.                   Net sales revenues

	Consolidated		Parent company
	Jun/2018	Jun/2017	Jun/2018	Jun/2017
Sales revenue
Domestic market	19,416,623	17,000,644	19,331,180	17,889,789
Foreign market	12,448,839	11,753,851	4,393,997	4,780,599
	31,865,462	28,754,495	23,725,177	22,670,388
Sales and services deductions
Taxes
Domestic market	(4,884,929)	(4,158,457)	(4,872,451)	(4,284,054)
Foreign market	(20,025)	(15,165)
Sales returns
Domestic market	(85,148)	(61,683)	(85,148)	(61,434)
Foreign market	(60,332)	(49,032)	(7,672)	(3,401)

	(5,050,434)	(4,284,337)	(4,965,271)	(4,348,889)
Net sales and services revenue	26,815,028	24,470,158	18,759,906	18,321,499

As described in Note 2.2.1, with the adoption of CPC 47/IFRS 15 as from January 1, 2018, the Company started to present its variable considerations related to bonuses offered to customers by deducting them directly from gross sales revenue.

25.                   Other net income (expenses)

			Consolidated
		Jun/2018	Jun/2017

Participation of members in profits and results		(197,658)	(174,133)
Provision of legal and labor lawsuits		(25,239)	(19,771)
Fine on supply contract of raw material	(i)	97,816
Capital gain - sale of Quantiq			276,816
Other		(64,824)	24,240
		(189,905)	107,152

(i)    Contractual penalty for failing to supply feedstock to the subsidiary Braskem Idesa.

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

26.                   Financial results

	Consolidated		Parent company
	Jun/2018	Jun/2017	Jun/2018	Jun/2017
Financial income
Interest income	219,176	286,111	170,808	264,281
Other	36,611	30,419	15,116	23,741
	255,787	316,530	185,924	288,022

Financial expenses
Interest expenses	(1,019,005)	(1,147,962)	(503,475)	(780,105)
Monetary variations on fiscal debts	(34,872)	(46,365)	(34,839)	(43,933)
Discounts granted	(68,825)	(60,255)	(68,767)	(58,310)
Loans transaction costs - amortization	(44,208)	(25,469)	(17,584)	(2,334)
Adjustment to present value - appropriation	(113,552)	(174,589)	(108,946)	(130,370)
Other	(147,613)	(201,447)	(49,875)	(92,662)
	(1,428,075)	(1,656,087)	(783,486)	(1,107,714)

Exchange rate variations, net
On financial assets	1,176,318	209,373	526,783	248,529
On financial liabilities	(2,632,712)	67,231	(1,816,679)	(659,932)
	(1,456,394)	276,604	(1,289,896)	(411,403)

Total	(2,628,682)	(1,062,953)	(1,887,458)	(1,231,095)

27.                   Expenses by nature and function

	Consolidated		Parent company
	Jun/2018	Jun/2017	Jun/2018	Jun/2017

Classification by nature:
Raw materials other inputs	(17,224,365)	(14,509,167)	(13,250,994)	(11,928,164)
Personnel expenses	(1,170,970)	(1,074,155)	(871,995)	(836,106)
Outsourced services	(967,018)	(986,094)	(637,982)	(698,126)
Depreciation, amortization and depletion	(1,460,858)	(1,424,202)	(969,526)	(921,386)
Freights	(1,022,891)	(1,011,658)	(665,715)	(658,909)
Costs of idle industrial plants	(88,345)	(38,934)	(71,801)	(21,795)
Other expenses, net	(528,524)	(229,088)	(389,534)	(136,955)
Total	(22,462,971)	(19,273,298)	(16,857,547)	(15,201,441)

Classification by function:
Cost of products sold	(20,830,669)	(17,890,990)	(15,749,160)	(14,369,362)
Selling and distribution	(666,312)	(704,586)	(363,471)	(449,130)
General and administrative	(690,409)	(622,384)	(497,102)	(427,875)
Research and development	(85,676)	(72,145)	(55,320)	(49,961)
Other income (expenses), net	(189,905)	16,807	(192,494)	94,887
Total	(22,462,971)	(19,273,298)	(16,857,547)	(15,201,441)

Braskem S.A.

Notes to the financial statements

at June 30, 2018

All amounts in thousands of reais, unless otherwise stated

28.                   Segment information

The information by segment was presented in the 2017 annual financial statements, in Note 32.

	Jun/2018
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net	Braskem
Reporting segments
Chemicals	13,929,240	(11,901,350)	2,027,890	(296,130)		(49,860)	1,681,900
Polyolefins	10,620,300	(8,903,020)	1,717,280	(622,300)		(34,170)	1,060,810
Vinyls	1,397,270	(1,358,930)	38,340	(81,020)		(16,450)	(59,130)
USA and Europe	5,604,490	(4,226,020)	1,378,470	(274,980)		(28,410)	1,075,080
Mexico	1,831,760	(1,027,020)	804,740	(133,480)		68,190	739,450
Total	33,383,060	(27,416,340)	5,966,720	(1,407,910)		(60,700)	4,498,110

Other segments	146,703	(82,214)	64,489	(13,018)		323	51,794
Corporate unit				(90,294)	(1,471)	(129,528)	(221,293)

Braskem consolidated before eliminations and reclassifications	33,529,763	(27,498,554)	6,031,209	(1,511,222)	(1,471)	(189,905)	4,328,611

Eliminations and reclassifications	(6,714,735)	6,667,885	(46,850)	68,825			21,975

Total	26,815,028	(20,830,669)	5,984,359	(1,442,397)	(1,471)	(189,905)	4,350,586

							Jun/2017
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net	Braskem
Reporting segments
Chemicals	12,514,921	(10,204,043)	2,310,878	(376,465)		(42,766)	1,891,647
Polyolefins	9,705,309	(7,619,440)	2,085,869	(639,369)		(46,457)	1,400,043
Vinyls	1,457,179	(1,252,403)	204,776	(76,209)		(50,072)	78,495
USA and Europe	4,734,490	(3,586,801)	1,147,689	(296,192)		7,259	858,756
Mexico	1,821,095	(1,054,080)	767,015	(134,618)		4,975	637,372
Total	30,232,994	(23,716,767)	6,516,227	(1,522,853)		(127,061)	4,866,313

Other segments	7,220	(8,659)	(1,439)	(129)		(1,639)	(3,207)
Corporate unit				63,612	22,851	235,852	322,315

Braskem consolidated before eliminations and reclassifications	30,240,214	(23,725,426)	6,514,788	(1,459,370)	22,851	107,152	5,185,421

Eliminations and reclassifications	(5,770,056)	5,744,091	(25,965)	60,255			34,290

Total	24,470,158	(17,981,335)	6,488,823	(1,399,115)	22,851	107,152	5,219,711

29.                   Subsequent events

Braskem America contracted a credit facility in the amount of up to US$225 million that is secured by Euler Hermes, a German export credit agency, which will be used to finance a portion of the investments in the new PP plant located in Houston, Texas, United States. The transaction, which matures on December 30, 2028, has a cost of 0.65% p.a. + semiannual LIBOR, with semiannual amortization as of December 30, 2020. The funds will be tapped in accordance with the progress of the project’s construction and the total amount is expected to be disbursed by December 30, 2020.

In July 2018, US$126 million was disbursed.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.